SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2022

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

BYLAWS OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

CHAPTER I

Name, Organization, Headquarters and Corporate Object

Article 1 - Centrais Elétricas Brasileiras S.A. - Eletrobras is a partially government-owned publicly-held Company incorporated in accordance with the provisions under Law No. 3890-A, dated April 25, 1961, and organized pursuant to these Articles of Association and by Law No. 13,303, dated June 30, 2016, and No. 6,404, dated December 15, 1976, by ordinances and other applicable laws.

Article 2 - The Company, its shareholders, managers, and members of the advisory committees and the Fiscal Council shall be subject to the provisions of BM&FBOVESPA’s Corporate Governance Level 1 Listing Regulation (“Level 1 Regulation”).

Article 3 – Eletrobras’ registered address is in the Federal Capital and its main office in the city of Rio de Janeiro, State of Rio de Janeiro, and shall, for an indefinite period, conduct its business directly or through subsidiaries or companies with which it may be associated. Furthermore, to accomplish its corporate purpose, it may open offices and branches in Brazil or abroad.

Paragraph 1 - Eletrobras, directly or through its subsidiaries may associate with other parties, with or without capital contributions, to establish business consortia or hold interest in companies, with or without majority stock, in Brazil or abroad, directly or indirectly targeted at the production, transmission, trading or distribution of electricity.

Paragraph 2 - The validity of any and all instruments executed directly by Eletrobras or through its subsidiaries, intended to carry out the provisions under paragraph one of this Article, shall be conditioned to the prior authorization of at least two thirds of the Board of Directors.

Paragraph 3 - For the purposes of any association provided for in paragraph one, Eletrobras shall be responsible for the financing necessary to accomplish its corporate purpose, as well as that of its subsidiaries, and may delegate such task, pursuant to the internal regulations established by Eletrobras to govern the approval levels within Eletrobras companies.

Paragraph 4- Subsidiaries shall abide by the administrative, financial, technical, and accounting rules established by Eletrobras.

Paragraph 5 - Eletrobras’ representatives in the management of companies in which it participates, either subsidiaries or not, shall be chosen by the Eletrobras’ Board of Directors, according to the criteria set forth by law, these Articles of Association, and the internal regulations established by Eletrobras, provided that Eletrobras' or the subsidiary's employees shall be preferably appointed for such position.

Paragraph 6 - The appointments of Eletrobras’ subsidiaries for positions in their respective executive boards and for the positions of managers and fiscal directors in their investees, associations, and foundations, shall be forwarded to Eletrobras for appraisal of the legal investiture requirements, and for prior approval, accordingly, pursuant to the authority level defined in Eletrobras’ internal regulations.

Paragraph 7 - The appointments for positions of Chief Executive Officer of direct subsidiaries of Eletrobras shall be rendered by the Eletrobras’ Board of Directors, notwithstanding the legal duty of the subsidiaries’ Boards of Directors to decide on the election of the respective appointees.

Article 4 - The corporate object of Eletrobras is:

I - to perform assessments, projects, construction and operation of electricity plants, lines of transmission and distribution, as well as to execute business acts arising from such activities, such as the trading of electricity;

II - to cooperate with the Ministry of Mines and Energy to which it is connected in order to plan Brazil’s energy policy;

III - to further and support research in the energy industry, pertaining to the generation, transmission, and distribution of electricity, as well as assessments of utilization of reservoirs for multiple purposes; and

IV - to participate, as set forth under the law, in programs which encourage alternative sources of energy production, rational use of energy, and the implementation of smart energy networks.

CHAPTER II

Obligations and Responsibilities Arising from Legal and Voluntary
Environments

Article 5 - Eletrobras' activities may be guided by the Federal Government whenever in line with its corporate purpose, in order to contribute to the public interest that justified its creation.

Paragraph 1 - In the exercise of the prerogative referred to in the heading, the Federal Government may only lead Eletrobras to undertake obligations or responsibilities, including to invest in projects and to undertake responsibility for specific operating costs/results, under conditions which differ from those of any private Company that conducts business in the same market, if:

I – is provided by law or regulation, as well as established in a contract, agreement, or understanding executed with the government agency with authority to establish it, provided such instruments are public; and

II - its costs and revenues are broken down and disclosed in a transparent manner, including their accounting statements.

Paragraph 2 - For the purposes of complying with item II of § 1, Eletrobras management must:

a)  evidence the obligations or responsibilities undertaken in specific explanatory notes to the year-end financial statements; and

b)  describe them in a specific topic in the management report.

Paragraph 3 - When directed by the Federal Government under the terms of §1 above, Eletrobras will only undertake obligations or responsibilities that conform to the provisions of items I and II of the same paragraph, and, in this case, the Federal Government will compensate, for each fiscal year, Eletrobras for the difference between market conditions and the operating result or economic return of the assumed obligation, provided that such compensation is not already carried out by other means.

Paragraph 4 The exercise of the prerogative referred to in the main section will be the object of the Annual Letter, subscribed by the members of the Board of Directors, provided for in art. 13, item I, of Decree No. 8,945, of December 27, 2016.

Article 6 - The obligations and responsibilities to be undertaken by Eletrobras to fulfill the public interest underlying its creation are described in the applicable laws, especially Laws 3,890-A/1961, 10438/2002, and 9,991/2000.

Article 7 - Eletrobras shall take all appropriate measures so that its managers, agents, employees, and any other persons acting on its behalf, as well as its subsidiaries, managers, agents, employees, and any other persons acting on their behalf, conduct operations in compliance with the provisions of the Eletrobras Companies’ Code of Ethical Conduct and Integrity, the United States Foreign Corrupt Practices Act of 1977, 15 USC §78-dd-1, et seq., as amended, and its subsequent amendments, hereinafter referred to as FCPA, as well as Brazilian anti-corruption laws.

Sole paragraph - Eletrobras shall conduct its business, investments, and interactions with related parties in accordance with the following principles and guidelines:

I – sustainable development based on the best social, environmental, and corporate governance practices in its operations and business opportunities, considering its impacts on the environment, society, and governance system;

II - compliance with the Eletrobras Companies’ Compliance Program;

III – ensure compliance of its corporate governance system, including its subsidiaries, with the principles of transparency, equity, accountability, and corporate responsibility;

IV – full compliance with the Eletrobras Companies’ Code of Ethical Conduct and Integrity, FCPA, Law No. 12846/2013, and any other anti-bribery and anticorruption laws, as well as any other laws, rules, or regulations of similar purpose and effect applicable to the Company, refraining from practicing any conduct prohibited by said regulations; and

V – compliance with the ideals and rules provided in the voluntary self-regulation rules to which the Company adheres by decision of by Eletrobras’ Board of Directors.

CHAPTER III

Capital Stock, Shares, and Shareholders

Article 8 - The capital stock is BRL 39,057,271,546.52 (thirty-nine billion, fifty-seven million, two hundred seventy-one thousand, five hundred forty-six Brazilian reais and fifty-two cents), divided into 1,288,842,596 (one billion, two hundred eighty-eight million, eight hundred forty-two thousand and five hundred ninety-six) common shares, 146,920 (one hundred forty-six thousand, nine hundred and twenty) class “A” preferred shares, and 279,941,394 (two hundred seventy-nine million, nine hundred forty-one thousand, three hundred and ninety-four) class “B” preferred shares, all without par value.

Sole Paragraph – Eletrobras is hereby authorized to raise its capital stock up to the limit of R$ 80,000,000,000 (eighty billion Brazilian reais). Within the limit authorized in this paragraph, the Company may, through the approval of the Board of Directors, increase is capital stock without an amendment of the Articles of Association, via issuance of common shares, as follows:

I – the Board of Directors shall determine the terms and conditions for the issuance of shares, including price and payment deadlines;

II – If the issuance of securities within the authorized capital stock under this sole paragraph and the offer of such securities via sale in the stock exchange or public subscription, as set forth in Law No. 6,404, of 1976, the shareholders of the Company shall not have preemptive right to subscribe.

Article 9 - Eletrobras’ shares shall be:

I - common, registered voting shares;

II - preferred, registered shares without right to vote in Shareholders’ Meetings.

Paragraph 1 - Both types of shares may be kept in deposit accounts in the name of the respective holders, under the book-entry regime, without issuing certificates, in a financial institution hired for such purpose.

Paragraph 2 - Whenever the share ownership is transferred, the depositary financial institution may charge from the selling shareholder the transfer fee, subject to the maximum limits, set by CVM (the Brazilian Securities and Exchange Commission).

Article 10 - Preferred shares may not be converted into common shares, and shall have preemptive right in capital reimbursements and dividend distributions.

Paragraph 1 - Class “A” preferred shares, which refer to those subscribed until June 23, 1969, as well as those resulting from related bonus, shall have preemptive right in distributions of dividends, given that such dividends shall be applied at the rate of eight percent per year on the equity relating to the aforesaid category and class of shares, to be equally apportioned among them.

Paragraph 2 - Class “B” preferred shares, which refer to those subscribed until June 23, 1969, shall have preemptive right in distributions of dividends, given that such dividends shall be applied at the rate of six percent per year on the equity relating to the aforesaid category and class of shares, to be equally apportioned among them.

Paragraph 3 - The preferred shares shall also partake, under equal conditions, with the common shares in the distribution of dividends, after the lower band of the minimum dividends provided in Paragraphs 1 and 2 above have been paid to the latter, subject to the provisions of Paragraph 4.

Paragraph 4 - Preferred shares shall be entitled to receiving dividends, which shall be apportioned per share, at least ten percent higher than the dividend paid to each common share.

Article 11 - Eletrobras’ capital increases shall be carried out by public or private subscription and absorption of reserves, thus capitalizing funds as provided by law.

Paragraph 1 - In capital increases, preemptive right shall be warranted to all Eletrobras’ shareholders, proportional to their stock. The Federal Government shall subscribe, in common shares, a sufficient quantity to guarantee a minimum of fifty percent plus one share of the voting capital.

Paragraph 2 - Eletrobras may increase capital by subscribing or converting securities or credits into shares, up to a limit of 2/3 of preferred shares relating to the total shares issued.

Article 12- The payment of the shares shall comply with the rules and conditions established by the Board of Directors.

Sole Paragraph - The shareholder that does not make its payment in accordance with the rules and conditions referred to in this Article shall be automatically deemed in default, and shall pay additionally inflation adjustment, interest of twelve percent per year, and a penalty of ten percent on the amount of the overdue installment.

Article 13 - Eletrobras may issue government backed non-convertible bonds and debentures.

Article 14 - Eletrobras, by decision of the Board of Directors, may purchase its own shares to cancel or hold them in treasury for subsequent sale, limited to the amount of the balance of profits and reserves, excluding the legal reserve, subject to applicable legal and regulatory provisions.

Article 15 - The redemption of shares of one or more classes may be undertaken upon resolution of an Extraordinary Shareholders’ Meeting, regardless of approval by the Special Shareholders' Meeting of impacted the types and classes of shares.

CHAPTER IV

Shareholders’ Meeting

Article 16 - The Shareholders’ Meeting shall be held within the first four months following the end of the fiscal year, at a date and time previously set, to:

I - review the managers’ accounts, and examine, discuss and vote on financial statements;

II - decide the allocation of the net profit for the year and the distribution of dividends; and

III - elect and remove the members of the Board of Directors and the Fiscal Council, and set the compensation of the managers, Fiscal Council members, members of the Audit and Risk Committee and of the external members of the other Committees under the Articles of Association, in compliance with the applicable laws.

Sole Paragraph - The Board of Directors, through its Chairman, shall make nonbinding recommendations to Eletrobras' shareholders, for the appointment of new members for this collegial body, considering their intended professional profile and background, based on the results of their performance appraisal, referral policy guidelines, and succession career plan.

Article 17- In addition to the issues provided for in Law No. 6,404, of December 15, 1976, and in other statutes and regulations, the General Shareholders’ Meeting shall meet, in in-person or remote or partially remote meetings, pursuant to applicable laws, in particular to resolve on the following matters:

I - disposal, in whole or in part, of capital stock shares of Eletrobras or its subsidiaries;

II - change of the capital stock;

III - waiver of subscription rights in shares or convertible debentures of subsidiaries;

IV - issuance of debentures convertible into shares or their sale, held by the treasury;

V - sale of convertible debentures issued by subsidiaries;

VI - issuance of any other bonds or securities, in Brazil or abroad;

VII - spin-off or merger of the Company;

VIII - exchange of shares or other securities issued by the Company;

IX - redemption of shares of one or more classes, regardless of approval at a Special Shareholders’ Meeting of impacted types and classes; and

Paragraph 1 - The General Shareholders’ Meeting may only resolve on the agenda described in the respective call notice. General matters resolutions are not permitted.

Paragraph 2 - The resolutions of the Shareholders’ Meeting shall be taken by majority vote, except for those that require a special quorum, with the vote of each shareholder being proportional to its stake in the Company’s capital.

Paragraph 3 - The resolutions of the Shareholders’ Meeting shall be recorded in the minutes book, and may be taken in summary form.

Paragraph 4 - The voting justifications may be recorded, if so willed by the shareholder or its representative.

Paragraph 5 - Abstentions shall be included in the minutes and in the meeting press release.

Paragraph 6 - The General Shareholders’ Meeting shall be chaired by the Chairman of the Board of Directors, or by a deputy appointed by the said body, who shall also appoint the secretary.

Article 18 - The meeting call notice shall set out conditions for the attendance of shareholders in the General Shareholders’ Meeting in compliance with the requirements established by law for such purpose.

Article 19 - The shareholder may be represented by an attorney-in-fact at the General Shareholders’ Meetings, pursuant to Article 126, Paragraph 1 of Law 6,404, of 1976.

Paragraph 1 - The documents proving the identity of shareholders and their representatives should be delivered at Eletrobras’ offices, according to the call notice.

Paragraph 2 - The shareholders who attend the meeting shall comply with the requirements in the call notice.

Paragraph 3º- The signature certification of the power of attorney granted by shareholders not residing in Brazil and by holders of Brazilian Depositary Receipts (BDR) shall not be compulsory, and the power of attorney shall be filed at the registered office of Eletrobras seventy-two hours in advance of the day on which the Shareholders’ Meeting shall occur.

Paragraph 4 - The representation of the Federal Government at Eletrobras’ Shareholders’ Meetings shall comply with specific federal laws.

Paragraph 5 - Eletrobras shall facilitate participation and remote voting according to the Instruction of the Brazilian Securities and Exchange Commission - CVM.

CHAPTER V
Management

Article 20 - The Management of Eletrobras, under the terms of these Articles of Association and applicable laws, is under the responsibility of the Board of Directors and the Executive Board.

Article 21 - Only Brazilian natural persons may take up positions in the Management of Eletrobras, Executive Board members shall reside in Brazil, and the management guarantee provided for in the applicable laws may be required for any managerial position.

Paragraph 1 - The minutes of a Shareholders’ Meeting or Board of Directors’ Meeting that respectively elects directors and officers for the Company shall state the qualification of each of the members elected and their term of office, and when the law requires certain requirements for investiture in a management position at Eletrobras, only the person that presents evidence of such requirements shall be elected and take office, and a certified copy thereof shall be filed at the Company’s principal place of business.

Paragraph 2 - The requirements shall be evidenced by documents, using for such purpose any information stated in the standard form approved by the Secretariat of Coordination and Governance of State-Owned Companies.

Article 22- The appointment to a management position at Eletrobras shall comply with the requirements set out in applicable laws, as well as those provided for in internal regulations established by Eletrobras.

Paragraph 1 - Whenever the internal regulations established by Eletrobras impose additional requirements to provided for in the applicable laws for Eletrobras’ Directors, such requirements shall be submitted to the Shareholders’ Meeting for deliberation of the shareholders.

Paragraph 2 - In addition to the requirements to the appointments referred to in the heading of this article, the person appointed for the position of officer, including the Chairperson, shall have:

I - professional experience of at least 5 (five) years in position or function directly connected to the core attributes of the Board position.

Article 23 - The director is not allowed to resolve on issues that conflict with their interests or concerning third parties under their influence, pursuant to Article 156 of Law No. 6,404, of 1976.

Paragraph 1 - The director or committee member who has a conflict of interest with the subject under discussion shall previously state their conflict of interest, withdrawing from the meeting and refraining from discussing the subject, and such abstention shall be recorded in the minutes.

Paragraph 2 - Any director or committee member may report the conflict of a peer, if aware of it, and the collegial body shall deliberate on the conflict in accordance with its rules and applicable laws.

Article 24- Directors, officers and members of committees under the Articles of Association shall be invested in their positions upon signing a specific term of investiture within 30 days at the latest after the election or appointment date, which shall be provided by the Company, establishing their compliance with the Eletrobras Companies’ Code of Ethical Conduct and Integrity, as well as other internal rules issued by the Company.

Paragraph 1 - If the term is not signed in the thirty days following the appointment, it will become ineffective, unless otherwise accepted by the corporate governance body for which the appointee was elected.

Paragraph 2 - Under penalty of nullity, the term of investiture shall provide for at least one domicile address in which the director or external member of committee under the Articles of Association shall receive service of process and subpoenas in administrative and judicial procedures pertaining to acts of their management and/or attributions, which shall be considered served by delivery to the address indicated, provided that such address may only be changed by means of written communication to Eletrobras.

Paragraph 3 - The investiture of the members of the Board of Directors and Executive Board is conditioned to the prior signature of the Managers’ Statement of Consent, pursuant to the provisions of the Level 1 Regulation, as well as provided for with applicable legal requirements.

Article 25 - Before exercising their duties, each member of the management bodies shall submit to the Company, that will ensure legal secrecy, an authorization to access DIRPF (Annual Individual Income Tax Adjustment Statements), and any amendments, which will be submitted to RFB (the Brazilian Federal Revenue Service), using the form provided by the Federal Accounting Court.

Sole Paragraph - The officers shall also annually, as the case may be, submit a DCI (Confidential Information Statement) to CEP/PR (the Public Ethics Committee of the Presidency of the Republic), pursuant to Law No. 6,728/1979 and Article 9, Item I of Law No. 12,813/2013.

Article 26 - The term of office of the members of the Board of Directors and Executive Board shall be extended until the investiture of the new members takes place.

Paragraph 1 - The terms set forth in the heading of Articles 32 and 43 shall include the previous terms of office taken place less than 2 (two) prior.

Paragraph 2 - Once the maximum terms of office set forth in the heading of Articles 32 and 43 have been reached, the reappointment of the member of the Board of Directors or Board or Executive Officers may only take place after one term of office has elapsed.

Paragraph 3 - For the purposes of the heading of Article 43, the reappointment of an officer to serve on another position in Eletrobras’ Executive Board shall not be taken into consideration.

Article 27- Appointed directors are expected to participate in the investiture and in specific annual training on sessions the activities of their respective governance bodies and on subjects pertaining to Eletrobras’ business and activities, including the mandatory subjects set forth in relevant laws.

Sole Paragraph - The manager who fails to participate in any annual training provided by the Company in the last two years may not be reappointed.

Article 28 - The Board of Directors and the Executive Board shall be convened if the majority of its members are present and shall approve resolutions, respectively, by the vote of the majority attending directors or officers, except for the events of higher quorum established in these Articles of Association and applicable laws.

Paragraph 1 - Minutes shall be drawn up for each meeting, which shall be clearly written and shall record the decisions taken, which may be drawn up in summary form, in addition to the attendees, dissenting votes and abstentions from voting, and signed by all members who attend physically, remotely or electronically.

Paragraph 2 - The Board of Directors shall ordinarily meet once a month, and the Executive Board shall meet at least four times a month, pursuant to the respective Internal Regulations.

Paragraph 3- Generally the meetings of the Board of Directors and Executive Board shall be held in person, and virtual or teleconference meetings shall be permitted on an extraordinary basis.

Paragraph 4- The meetings’ agendas and material to support the decision-making process of the Executive Board and Board of Directors shall be distributed at least 3 and 7 calendar days in advance, respectively, except in cases duly justified by the Chairperson of the collegial board.

Paragraph 5 – The respective chairman, or the majority of the members of each governance body of the Eletrobras, may summon the meetings of the Board of Directors and the Executive Board on an extraordinary basis.

Paragraph 6 - In the deliberations of the Board of Directors and resolutions of the Executive Board, the respective Chairmen shall have, in addition to a personal vote, the right to the tiebreaker vote.

Paragraph 7 - The meetings of Eletrobras’ management bodies and their advisory committees may take place in physical, remote, hybrid or exclusively digital/electronic forms, with due recording of the attendance of any member who participates in the meeting in any of the ways set forth in the Articles of Association of the respective collective bodies.

Paragraph 8 - In the event of a non-unanimous decision, the justification for the dissenting vote shall be recorded at the discretion of the dissenting member, provided that the dissenting officer or director who records the dissent in the minutes of the meeting or, if this is not possible, gives immediate written notice thereof to the Board of Directors or Executive Board, shall be exempted from liability.

Article 29 - The members of the Board of Directors and of the Executive Board shall be liable under the terms of applicable laws, individually and severally, for the acts carried out and losses arising out of the Company.

Paragraph 1 - Eletrobras shall provide the members and former members of the Executive Board, the Board of Directors and the Audit Committee with defense in judicial and administrative proceedings against them for the performance of acts in the exercise of their position or function, as long as there is no incompatibility with Company interests.

Paragraph 2 - The benefit provided for in the first paragraph of this article applies:

I - to holders and former holders of afore-mentioned positions;

II - to other employees and former employees regularly vested with powers by delegation of the managers; and

Paragraph 3 - The form of the referred benefit shall be defined by the Board of Directors after hearing Eletrobras’ legal department.

Paragraph 4 - Eletrobras may maintain in the form and extent defined by the Board of Directors, complying with the provision of paragraph 1 as appropriate, a permanent insurance contract in favor of the aforementioned persons to protect them from liability for acts or facts that may be the object of judicial or administrative claim.

Paragraph 5 - Should any of said persons be found guilty, with a final and unappealable court order, based on a violation of the law or the Company’s Articles of Association or due to a negligent or intentional act, they shall reimburse Eletrobras for all costs and expenses resulting from the defense mentioned in Paragraphs 1 and 2, in addition to any harm to the Company’s image.

Paragraph 6 - Current and former Directors and Fiscal Councilors shall be entitled to have access to information and documents included in the Company’s files or database, which are essential for administrative or judicial defense in suits filed by third parties, relating to acts carried out during their terms of office.

Paragraph 7 - In the event of the previous paragraph, former managers and former directors shall only have access to information and documents classified by the Company as confidential after execution of a non-disclosure agreement provided by the Company.

Article 30 - Eletrobras managers who create compensation advantages without legal provision or in disagreement with the provisions of employment contracts, job and salary plan, collective bargaining or with the current laws, will be accountable for losses caused to the Company based on the heading of article 29 of these Articles of Association.

Article 31 - Eletrobras’ employees and managers shall abide by the maximum limit of 2 (two) paid participations in Boards of Directors of Eletrobras’ subsidiaries, as well as other directly or indirectly invested companies, whether state-owned or private.

Paragraph 1 - The candidate appointed to be part of Eletrobras’ Board of Directors is expected to report to the Company any other activities and positions, boards and committees in which they participate, especially the positions of board chairperson, so that the General Shareholders’ Meeting is able to evaluate their availability of time to exercise the position of director at Eletrobras.

Paragraph 2 - The combination of positions in boards cannot jeopardize the regular exercise of the fiduciary duties of director in the companies in which they are appointed as an Executive Board or Board of Directors member.

Paragraph 3 - The director is expected to have flawless reputation, and any person who has or may have any form of conflict of interest with the federal government or with the Company itself cannot be appointed.

CHAPTER VI

Board of Directors

Article 32 - The Board of Directors shall consist of 11 (eleven) members elected by Shareholders’ Meeting, with a unified management term of 02 (two) years. A maximum of 03 (three) reappointments shall be permitted.

I - seven directors appointed by the State Minister of Mines and Energy, two of which shall meet the conditions set forth in Article 22 of Law No. 13303/2016 and Article 36 of Decree No. 8945/2016;

II - a director appointed by the State Minister of Economy, in accordance with the applicable laws;

III - one director elected by a separate vote at the General Shareholders’ Meeting of minority holders of common shares issued by Eletrobras. The candidate shall meet the requirements set forth in Law No. 13,303/2016;

IV - one director elected by a separate vote at the General Shareholders’ Meeting, excluding the controlling shareholder, by the holders of preferred shares issued by Eletrobras, representing at least ten percent of the capital stock, excluding the shares held by the controlling shareholder and entities under its control for the purposes of this calculation. The candidate shall meet the requirements set forth in Law No. 13303/2016; and

V – one director elected as an employee representative, chosen by the direct vote of their peers among the active employees and by an election organized by the Company together with the trade union entities that represent them, pursuant to applicable laws.

Paragraph 1 - Only the preferred shareholders that prove the uninterrupted ownership of their shares during a period of at least three months immediately prior to the General Shareholders’ Meeting may exercise the right set forth in Item IV above.

Paragraph 2- The Board of Directors shall be comprised of at least 30% (thirty per cent) of independent members, respecting the stricter criterion of independence, in cases of discrepancy between the rules of Law 13,303, of June 30, 2016, and the Regulations of the Outstanding Program on Governance of State-Controlled Companies of Brasil, Bolsa, Balcão S.A. (B3).

Paragraph 3 - The People, Eligibility, Succession and Compensation Committee shall review the qualification of those appointed to be independent directors by reviewing the self-declaration forms submitted and other documents.

Paragraph 4 - The Ministry of Mines and Energy shall appoint the independent members of the Board of Directors referred to in Paragraph 2 of this Article, in case the other shareholders fail to do so.

Paragraph 5 - The Board of Directors shall elect its Chairperson and deputy at the first meeting after the election of its members, and the Chairperson shall be one of the members appointed by the State Minister of Mines and Energy - MME.

Article 33 - The Board of Directors is the Company’s strategic and collegiate decision-making body, which is expected to perform its duties considering the Company’s longterm interests, the impacts arising from its activities on the society at large and the environment, as well as the fiduciary duties of its members, in compliance with the provisions of Law No. 13,303/2016.

Paragraph 1 - The Board of Directors shall set core management guidelines by initiative of its members, or to propose them for appraisal and deliberation by the Executive Board, as well as high-level control of Eletrobras and its subsidiaries, in order to supervise the fulfillment of the guidelines issued, support the execution of approved programs and review of the results achieved.

Paragraph 2 - The Board of Directors shall meet at least once a year without the attendance of the Chairperson of the Company.

Paragraph 3 - The Board of Directors shall meet at least twice a year with attendance of external auditors.

Article 34 - The monthly compensation of the members of the Board of Directors, set at a Shareholders’ Meeting, shall not exceed ten percent of the average monthly compensation of the officers, excluding the amounts owing to vacation premium and benefits. Payment of any sort of compensation not approved by the Shareholders’ Meeting, as well as any kind of profit sharing is forbidden.

Sole Paragraph - The members of the Board of Directors shall be reimbursed for their expenses with meals, transportation, and accommodation, whenever they reside outside the city where the meeting is held and, only for transportation and meals, when residing in the city.

Article 35 - In addition to the cases provided for by the law, a position shall be vacated when the member of the Board of Directors fails to attend two consecutive meetings or three inconsecutive meetings, out of the previous 12 (twelve) meetings without justification.

Article 36 - In the exercise of its duties, the Board of Directors is also responsible, without limitation to the powers set forth in applicable laws, for:

I - authorizing the incorporation and defining the organization of its subsidiaries;

II - deciding on the acquisition of minority interest in a Company and on the disposal of Eletrobras’ shareholding in said companies;

III - recommending corporate restructuring operations in its subsidiaries, without limitation to the legal authority of the shareholders’ meetings of the respective companies to approve such operations;

IV - from time to time, assessing the strategic, operational, and financial alignment of the Company’s shareholdings to its corporate purpose;

V – deciding on the association referred to in Paragraph 1 of Article 3 of these Articles of Association;

VI – deciding on the shareholders' agreements to be executed by Eletrobras or its subsidiaries, prior to its execution, in compliance with applicable laws;

VII - establishing the loans and financing policy, provided that grating loans and financing to managers, members of the Fiscal Council, employees and controlling shareholder shall be forbidden;

VIII - issuing opinions on acts and approving contracts in compliance with the internal regulations established by Eletrobras to govern the approving authority levels within Eletrobras Companies, given that such efforts or contracts include, without limitation, the grant of funding to public electricity utilities under its control and obtaining loans in Brazil or abroad;

IX – approving, in compliance with the applicable internal regulations established by Eletrobras to govern the approving authority levels within Eletrobras Companies, the provision of collaterals for loans or financing taken in Brazil or abroad, of companies, whether subsidiaries or not, in which it holds interest;

X – approving, in compliance with the applicable internal regulations established by Eletrobras to govern the approving authority levels within Eletrobras Companies, the arrangement of loans or funding in Brazil or abroad by its subsidiaries;

XI - deciding on the organization of technical and scientific research entities which are commercially relevant to Eletrobras, pertaining to the energy industry, as well as approving, in compliance with the applicable internal regulations established by Eletrobras to govern the approving authority levels within Eletrobras Companies, the granting of funding and provision of collaterals for those entities under its control;

XII - ordering the allocation and reallocation of tasks for Executive Board’s members, and approving the related adjustments to Eletrobras’ Organization Manual, in compliance with the allocation of attributions set forth in these Articles of Association;

XIII - proposing, to the General Shareholders’ Meeting, the capital increase, the issuance of shares, subscription warrants, and debentures of Eletrobras, except those debentures not convertible into shares, which shall be subject to resolution by the Board of Directors;

XIV - authorizing the acquisition of shares issued by Eletrobras for the purpose of cancellation or to remain in treasury and undergo subsequent sale, as well as resolve on the issuance of non-convertible securities and non-convertible debentures;

XV – decide on the trading of shares or debentures, except for the cases in which the General Shareholders’ Meeting shall deliberate on the matter;

XVI - authorize the disposal of items of the fixed assets, and the creation of encumbrances, and the granting of collaterals for third-party obligations, to the extent set by applicable internal regulations established by Eletrobras to govern the approving authority levels within Eletrobras Companies;

XVII - deciding on making and accepting donations with or without charges, subject to the provisions of the Corporate Integrity Program of Eletrobras companies and the Code of Ethical Conduct and Integrity of Eletrobras Companies, also in compliance with the applicable internal regulations established by Eletrobras to govern the approving authority levels within Eletrobras companies;

XVIII - electing and removing members of the Company’s Executive Board, including the Chairperson, establishing their duties and formally allocating the responsibility for the Compliance and Risk Management departments to its members.

XIX - examining, at any time, the books and records of Eletrobras, and request information on contracts executed or about to be executed and on any other acts;

XX -implementing and supervising risk management, internal control, and compliance systems established to prevent and mitigate major risks to which Eletrobras and its subsidiaries are exposed to, including risks pertaining to the integrity of accounting and financial information, and those relating to corruption and fraud;

XXI – reviewing, at least on a quarterly basis, the balance sheet and other financial statements, without limitation to attributions of the Fiscal Council;

XXII - providing its opinion on the management reports, as well as the accounts of the Executive Board;

XXIII - approving the internal controls reports;

XXIV - electing and dismissing the independente auditors;

XXV – deciding on the appointment, in compliance with the applicable internal rules on the selection, and on the dismissal of holders of positions in the Internal Audit and Ombudsman’s Office, after approval by the Board of Directors, and, in both cases, referring said deliberation to approval of the Office of the Federal Comptroller-General;

XXVI - deciding on the tasks and operations of the departments connected to it;

XXVII - deciding on proposals of corrective measures or improvement of procedures and routines as a result of the review of the Ombudsman’s Office's opinion;

XXVIII - approving and maintaining an updated non-binding succession plan which concerns the members of the Board of Directors and Executive Board, provided that the preparation of such plan is coordinated by its Chairperson;

XXIX - setting the core guidelines for the administrative organization of Eletrobras;

XXX - appointing and approving appointments of managers for subsidiaries, invested companies, associations, and foundations, pursuant to Article 3, §§5, 6 and 7 of these Articles of Association;

XXXI – preparing, amending, and approving its Internal Regulations and those of its advisory committees in compliance with the rules on composition and responsibilities set forth in these Articles of Association and in applicable regulations;

XXXII - deciding on the distribution of interim dividends and on the payment of interest on its own capital, by initiative of the Executive Board, pursuant to Art. 47, Item XIII of these Articles of Association;

XXXIII - granting leave of absence to the Company’s CEO, including paid leave;

XXXIV - establishing the amount of appointed functions of the senior management of Eletrobras and its subsidiaries, pursuant to item II, of art. 63 of these Articles of Association, as well as approving the Eletrobras Companies’ personnel regulation, collective bargaining agreements, employee’s profit sharing program, staff and compensation plan, appointment plan, employee benefits, and employee dismissal program;

XXXV – approving the maximum number of personnel civil service exams of Eletrobras and its subsidiaries;

XXXVI - approving the Strategic Plan and the Business and Management Steering Plan, as well as the amendments thereto;

XXXVII – approving the annual budget of Eletrobras and of its subsidiaries, which shall be prepared in accordance with the Strategic Plan and the Business and Management Steering Plan, and the Business and Management Plan of each Company;

XXXVIII -approving the Business Performance Goals Contracts – CMDE, by means of which the subsidiaries of the Eletrobras System agree to meet the strategic guidelines provided for therein in order to fulfill the goals and results established by the parent Company, as well as the policy of consequences applied to Eletrobras and its subsidiaries, and thus following its actual compliance;

XXXIX - approving policies and guidelines on transactions and execution of electricity sales agreements of Eletrobras and its subsidiaries, as well as their positioning in lawsuits relating to the Electricity market, subject to the provisions under Item VIII of this Article;

XL – approving the investment projects of Eletrobras and its subsidiaries, to the extent set by the applicable internal regulations established by Eletrobras to govern the approving authority levels within Eletrobras companies;

XLI - approving the transactions policy, in accordance with the requirements of competitiveness, compliance, transparency, fairness and equity, which shall be reviewed at least annually;

XLII - conducting individual and collective evaluation of administrators and members of Committees under the terms of the law in force;

XLIII – deciding on the creation, operation and termination of commissions and committees for advisory of the Board of Directors, in order to deepen strategic assessments and ensuring that the decision made by the collegial body is technically well-founded, as well as electing and removing their members, in compliance with applicable laws;

XLIV – approving the internal regulations to govern the appointments for positions in governance bodies of Eletrobras companies, which shall provide for the minimum requirements for appointing members of the Board of Directors, Fiscal Council, and Executive Board, in the companies in which Eletrobras and its subsidiaries hold stock, as well as those of foundations, associations, and pension funds;

XLV - establishing Eletrobras’ information disclosure policy;

XLVI - approving and supervising the fulfillment of goals and specific results to be accomplished by members of the Executive Board;

XLVII - annually reviewing the fulfillment of goals and results pertaining to the execution of the Business and Management Steering and Strategic Plan on a long-term scope, under penalty of holding the members liable for negligence, provided that it shall publish the conclusions of such review and report them to the National Congress and the Federal Audit Court, pursuant to applicable laws;

XLVIII - discussing, approving, and monitoring decisions that concern corporate governance practices, relationship with stakeholders, people management policy, and code of conduct of agents within Eletrobras, as well as the respective guidelines for its subsidiaries;

XLIX – approving the internal regulations to govern the approving authority levels within Eletrobras companies, in addition to establishing the matters and values for its decision-making authority level, and that of the Executive Board;

L – providing opinions on issues to be referred for decision of the shareholders, provided that the inclusion of the item “general matters” in the call notice shall not be permitted;

LI - approving the applicable internal regulations established by Eletrobras to govern the Compliance and Risk Management, dividend and equity interest policies, as well as other general policies of the Company;

LII – approving and issuing the Annual Letter explaining commitments to achieve public policy goals, pursuant to Law No. 13,303, dated June 30, 2016;

LIII - approving the public bid regulation;

LIV - approving the sponsorship of the healthcare and supplemental pension benefit plans, and the adhesion to a closed private pension fund, as well as monitoring compliance with the Eletrobras allocation threshold in the payment of such benefits;

LV - proposing the compensation of managers and members of other Company bodies established under these Articles of Association to the General Shareholders’ Meeting, as well as implementing and monitoring the compensation referred to in this item, including profit and income sharing, within the thresholds approved by the General Shareholders’ Meeting;

LVI - approving PAINT – Annual Internal Audit Activity Plan, and the RAINT – Annual Internal Audit Activity Report, without the attendance of the Company’s CEO;

LVII - establishing a spokesperson policy aiming at eliminating the risk of conflicting information from several departments and from Company executives;

LVIII - requesting periodic internal audits on the activities of the private supplementary pension fund that manages the Company’s benefit plan, as well as stating opining on the report submitted by the Executive Board resulting from the internal audit;

LIX - evaluating the officers and members of the Company’s committees under these Articles of Association, pursuant to Item III of Article 13 of Law No. 13,303 dated June 30, 2016, with the methodological and procedural support of the People, Eligibility, Succession and Compensation Committee;

LX – assessing, every 4 (four) years, the strategic, operational, and financial arrangement of the Company’s shareholdings with its corporate purpose, and, based on such assessment, recommend its maintenance, the total or partial transfer of its activities to another public administration structure, or divestment of the shares;

LXI – pinpointing the existence of assets which are not used by the Company’s, and assessing the need to maintain them;

LXII - approving waivers, settlements, or arbitration commitments not specified in this Article, in compliance with the rules that govern the Company’s approval levels;

LXIII - calling the General Shareholders' Meeting, in the cases provided for in Law No. 6,404, of 1976, or whenever deemed convenient; and

LXIV - deciding on the cases not covered by these Articles of Association.

Paragraph 1 - The number of senior management functions at Eletrobras and the maximum number of personnel approved by the Board of Directors pursuant to items XXXIV and XXXV of this article shall be submitted, in accordance with the law, to the approval of the Secretariat of Coordination and Governance of State-Owned Companies - SEST.

Paragraph 2 - The disclosure obligation referred to in Item XLVII does not include information of strategic nature, the disclosure is clearly harmful to the interests of the Company.

Paragraph 3 - The minutes of the Board of Directors' meetings that contain a resolution intended to take effect before third parties will be filed with the Board of Trade and published.

Paragraph 4 - Notwithstanding the assignments of duties established under the internal regulation, the Chairperson of the Board of Directors shall:

I – call and preside over the board's meetings in compliance with these Articles of Association and the internal regulation;

II – Liaise with the supervising ministry, and other representatives of the controlling shareholder, in order to clarify general business goals, as well as issues relating to the public interest to be pursued by the Company, in compliance with the provisions of Article 89 of Law No. 13,303/2016;

III – Establish channels and processes for liaison between shareholders and the Board of Directors, especially with regard to issues of governance, compensation, succession, and establishment of the Board of Directors, subject to the provisions of Article 89 of Law No. 13,303/2016;

IV – coordinate works relating to the non-binding succession plan of the members of the Board of Directors and Executive Board, with the assistance of the People, Eligibility, Succession and Compensation Committee; and

V – propose appointments for the advisory committees, including external members, to the Board of Directors.

Article 37 - The Board of Directors shall, in each fiscal year, submit the management report and financial statements for the approval of the Annual General Shareholders’ Meeting, as well as the proposed distribution of dividends and surplus values, attaching its opinion and the opinion of the Audit Committee, pursuant to item XIII of art. 48, and the independent auditors’ certificate.

Article 38 - Should there be vacancy of the Chair of the Board of Directors’, their deputy, elected under the terms of Article 32, Paragraph 5 of these Articles of Association, shall include in the agenda of the Board subsequent election, a proposal for a new Chairperson and deputy.

Article 39 - In case of vacancy of the position of director, the alternate will be appointed by the remaining directors and will serve until the first General Shareholders’ Meeting, in the form of art. 150 of Law 6,404, of 1976.

Paragraph 1 - For the Board of Directors to appoint members to the Board, under the terms of the heading, the People, Eligibility, Succession and Compensation Committee must verify the same eligibility requirements for the election to the General Shareholders' Meeting.

Paragraph 2 - The board member elected to replace the vacant position will complete the term of management of the replaced member.

Paragraph 3 - Should there be vacancy of most positions, a General Shareholders’ Meeting shall be called to carry out new elections.

Paragraph 4 - The role of Board Member is reserved for the elected member and does not allow a temporary replacement or alternate, including the employees' representative. In case of any absences or impediments of any Board member, the collegial body shall convene with the remaining members.

Article 40 - The Board of Directors shall rely on the support of the Audit and Risk Committee, Strategy, Governance, and Sustainability Committee and the People, Eligibility, Succession and Compensation Committee.

Paragraph 1 - The rules of operation of the committees mentioned in the heading of this article shall be provided for in their respective internal regulations, pursuant to Law 13,303/2016 and other applicable laws.

Paragraph 2 - Without limitation to legal powers, Eletrobras’ Board of Directors may establish additional duties to the Audit and Risk Committee, and extend its scope and performance to Eletrobras subsidiaries.

Paragraph 3 - The Audit and Risk Committee, a permanent body, shall comprise at least 3 members and no more than 5 members, including external members, whose terms of office will not coincide and are independent from the term of office of the Board of Directors, and shall abide by the conditions imposed under domestic or foreign laws and regulations, including the provisions of the Sarbanes-Oxley Act, and the rules issued by SEC (Securities and Exchange Commission) and NYSE (New York Stock Exchange).

Paragraph 4 - The compensation of the members of the Audit and Risks Committee shall be determined by the Shareholders’ Meeting and shall not be less than the compensation of the members of the audit committee.

Paragraph 5 - The Board of Directors’ members holding a seat in the Company’s Audit and Risk Committee should receive to the compensation of members of said committee.

Paragraph 6 - The term of office of the Audit and Risk Committee members shall be 2 (two) years, which shall not coincide among its other members; and a single reelection is permitted.

Paragraph 7 -Should there be vacancy in the Audit and Risk Committee, the Board of Directors shall elect its successor to start a new term of office.

Paragraph 8 - The position of member of the Audit and Risk Committee is reserved for the elected member and does not admit a temporary replacement. In the case of absences or impediments of any committee member, the collegial body meetings shall be convened with the remaining members, provided at least two members take part in the meeting.

Paragraph 9 - At least one member of the Audit and Risk Committee shall participate in the Board of Directors’ meetings that deal with the interim financial statements, the hiring of independent auditor, and PAINT – the Annual Internal Audit Activity Plan.

Paragraph 10 - The Audit and Risks Committee is governed, with respect to other matters and including its meetings and powers, by the provisions of Law No. 13303/2016 and its regulatory decree.

Paragraph 11 - Whenever there is a need to evaluate operations with the Federal Government, its departments, foundations or federal state-owned companies, provided that they are outside the Company’s normal business area, and that are within the approving authority level of the Board of Directors, the Audit and Risk Committee shall provide prior advice, issuing its opinion regarding the intended transaction.

Paragraph 12 - The People, Eligibility, Succession and Compensation Committee is responsible for advising the shareholders and the Board of Directors in the appointment, assessment, succession, and compensation processes for managers, fiscal councilors, members of the Audit and Risk Committee, external members of the Strategy, Governance and Sustainability Committee, in addition to other duties assigned to it by the Board of Directors and established in its internal regulation.

Paragraph 13 - Without limitation to the provisions in the previous paragraph and the other powers provided for in Decree No. 8945/2016, the People, Eligibility, Succession and Compensation Committee is responsible for:

I – stating its view in order to help the Board of Directors’ members in appointing the officers and members of the Audit and Risk Committee;

II – assisting the Board of Directors in preparing and overseeing the succession plan for directors; and

III - assisting the Board of Directors in the review of proposals relating to personnel policy and in their supervision.

Paragraph 14 - The committee’s opinions shall be forwarded to the Board of Directors, which shall include, in the management’s proposal for the Shareholders’ Meeting that holds the election of members of the Board of Directors and Fiscal Board on the agenda, its opinion on the eligibility of the persons appointed to legal and regulatory requirements and preclusions, as well as those established under the Article of Incorporation, in the light of self-declaration and documents submitted by such person, and the committee’s statement.

Paragraph 15 - The same procedure described in the previous paragraph shall be followed in the election of officers and members of the Audit and Risks Committee, and the view statement of the Board of Directors shall be included in the minutes of the meeting that includes the election of the members of these bodies on the agenda.

Paragraph 16 - The duties of the People, Eligibility, Succession and Compensation Committee may cover companies in which Eletrobras directly and indirectly holds interest, to the extent decided by the Eletrobras Board of Directors and provided for in its internal regulation.

Paragraph 17 - The People, Eligibility, Succession and Compensation Committee shall consist of 3 to 5 members who participate in the Board of Directors, without additional compensation, and may also have external members with compensation set by the General Shareholders’ Meeting, and subject to the duties and responsibilities referred to in Article 165 of Law No. 6,404/1976, holding a term of office of 2 (two) years.

Paragraph 18 - The minutes of the meetings of the People, Eligibility, Succession and Compensation Committee that deal with the analysis of the eligibility of managers and/or fiscal councilors shall be published on the Company’s website, provided that such disclosure shall also be summarized, when other issues of a different nature and of a strategic nature for the Company are also addressed.

Paragraph 19- The restriction referred to in the previous paragraph shall not be imposed upon the control bodies, which shall have full and unrestricted access to the content of the minutes of the People, Eligibility and Succession Committee, pursuant to the transfer of confidentiality rules and the provisions under Law No. 13,709/2018 with respect to the handling of personal data.

Paragraph 20- The Strategy, Governance and Sustainability Committee is responsible for advising the Board of Directors in the fulfillment of its responsibilities for guiding and leading the Company, including analyses and recommendations on the definition of strategic guidelines, sustainability practices, and corporate governance practices, in addition to other tasks assigned to it by the Board of Directors, and set forth in internal regulation.

Paragraph 21 - The Strategy, Governance and Sustainability Committee shall consist of 3 to 5 members who are a part of the Board of Directors, without additional compensation, and may also have external members with compensation set by the Shareholders’ Meeting, and subject to the duties and responsibilities referred to in Article 165 of Law No. 6,404/1976, holding a term of office of 2 (two) years.

Article 41 - In addition to the committees referred to in the previous Article, the Board of Directors may create other committees to support their decision-making under the terms of Item XLIII of Article 36.

Sole Paragraph - The operation rules of the committees mentioned in the heading of this article shall be provided for in their respective internal regulations, without limitation to applicable laws.

Article 42 - Without limitation to other legal attributes, the Internal Audit shall be responsible for:

I – carrying out the auditing activities of an accounting, financial, budgetary, administrative, asset, and operating nature of the Company;

II - proposing preventive and corrective measures for deviations found; and

III - reviewing compliance and implementation by the Company of the recommendations or determinations of CGU - Office of the Federal Comptroller General, TCU - Federal Audit Court and of the Fiscal Council.

CHAPTER VII
Executive Board

Article 43 - The Executive Board shall consist of the Chairperson and up to 6 (six) officers, subject to the minimum number of 3 (three) members, all elected by the Board of Directors, with a unified management term of 2 (two) years, with a maximum of 3 (three) consecutive reinstatements being allowed.

Paragraph 1 - The Chairperson of Eletrobras shall be chosen from among the members of the Board of Directors, and the same person shall not simultaneously hold the positions of President of the Company and Chairman of the Board of Directors.

Paragraph 2 - The Board of Directors may carry out hiring processes, including by means of an independent external consulting firm specializing in the hiring of executives, without limitation to the participation of the People, Eligibility, Succession and Compensation Committee, in order to assist it in the election of members for the Executive Board and external members for the committees.

Paragraph 3 - In addition to the provisions contained in these Article of Association, the management acts by the members of the Executive Board is governed by the provisions contained in Laws 6,404/76 and 13,303/2016, as well as by Decree 8,945/2016.Article 44 - The Executive Board shall be responsible for the general management of Eletrobras, abiding by the guidelines set by the Board of Directors.

Paragraph 1 - The President and the executive officers may not exercise management, administration or consulting functions in privately-held companies, concessionaires of public electric energy services or in private companies connected in any way to the electrical sector, except in subsidiaries, special purpose vehicles and concessionaire companies under State control, in which Eletrobras has an equity interest, where they may hold positions in the Board of Directors and Fiscal Council, pursuant to the provisions of Law No. 9,292 dated July 12, 1996, regarding the receipt of compensation.

Paragraph 2 - A condition for investiture in management positions is the undertaking of commitment with specific goals and results to be achieved, which shall be approved by the Board of Directors.

Paragraph 3 - The provisions in Articles 23 and 28 of these Articles of Association apply to meetings held by the Executive Board.

Article 45 - The members of the Executive Board may not leave the position for more than thirty calendar days, except in the case of vacations or leave of absence, as well as in the cases authorized by the Board of Directors, under penalty of loss of the position.

Paragraph 1 - The grant of leave of absence or license, including paid leave, of up to 30 (thirty) days to the officers shall be the responsibility of the Executive Board, except for the responsibility of the Chief Executive Officer and the provisions of Item XXXIII of Article 36 of these Articles of Association.

Paragraph 2 - In the event of a temporary impediment, or leave, including paid leave, of any of the members of the Executive Board, the Company’s Chief Executive Officer shall appoint a substitute among the other collegial body members, except for the Chief Executive Officer, the deputy of which shall be appointed among the remaining chief officers by the Board of Directors.

Paragraph 3 - Upon definitive vacancy of a position on the Board of Executive Officers, the same criterion as described in Paragraph 2 shall be used for the replacement of the director retiring from the Company until the meeting of the Board of Directors that will decide on the permanent replacement and investiture of the new officer, thus filling the vacant position, for the remaining term to the substituted member.

Paragraph 4 - The Executive Board’s members shall be entitled to 30 (thirty) days of paid leave within one year, which can be accumulated up to a maximum of 2 (two) years, and provided that its conversion into cash and indemnities is not permitted.

Article 46 - The election of the Officer who oversees corporate integrity and risk management shall be preceded by a selection process carried out by an external consulting firm specializing in the selection of executives, without limitation to the participation of the People, Eligibility, Succession and Compensation Committee.

Paragraph 1 - The integrity area may report directly to the Board of Directors in situations of suspected involvement of the President of the Company in irregularities or when he/she fails to take the necessary measures in relation to an irregularity involving him/her.

Paragraph 2 - In the situations mentioned in the previous paragraph, the matter will be discussed without the attendance of the President of the Company.

Article 47- Members of the Executive Board are prohibited from carrying out activities that create a conflict of interest, subject to the form and term established in relevant laws.

Paragraph 1 - After their term of office, the former member of the Executive Board who is in impediment may receive compensation of an indemnity equivalent only to the fixed monthly compensation for the position he/she held, subject to paragraphs 2 and 3 of this article.

Paragraph 2 - The impediment will depend on previous opinion of the Commission of Public Ethics of the Presidency of the Republic.

Paragraph 3 - The former member of the Executive Board who returns to the position he/she held in the public or private administration prior to his investiture shall not be entitled to compensation of an indemnity, prior to the end of the period of incapacity, provided a conflict of interest does not arise thereof.

Article 48- In the exercise of its duties, the Executive Board shall particularly:

I – prepare, properly draft, and submit to the Board of Directors the matters that depend on the decision of the Board of Directors, including the core guidelines of Eletrobras’ administrative organization, previously opining on whether there is conflict of interest, except for matters that concern appointments for positions of Executive Board of Eletrobras itself, which shall be submitted to the Board of Directors directly by the Company’s Chief Executive Officer;

II - submit, until the last ordinary meeting of the Board of Directors of the previous year, the business and management master plan for the following financial year, as well as the updated long-term strategy with risk analysis and opportunities for at least the next 5 (five) years;

III - manage Eletrobras and take the appropriate measures to ensure the due execution of the guidelines and resolutions of the Board of Directors and, except for the hypotheses of mandatory submission to the Board of Directors, state its view on acts and approve contracts in compliance with the applicable internal regulations established by Eletrobras to govern the approving authority levels within Eletrobras Companies, including among such efforts or contracts, without limitation, financings to electricity utilities under its control, and the taking out of loans in Brazil or abroad;

IV - set administrative, technical, financial, and accounting standards for Eletrobras;

V – prepare Eletrobras’ budgets in accordance with the strategic plan and the multiyear business and investment plan, and supervise its execution;

VI - approve, in compliance with Article 36, Item XIII, the changes in the organizational structure of the boards of Eletrobras and its subsidiaries, including, in the case of Eletrobras, the creation, termination, and operation of committee and commissions that are connected to it;

VII - submit to the approval of the Board of Directors proposals of plans that provide for the hiring, career, access, benefits, and conduct of Eletrobras employees;

VIII - approve the names indicated by the directors to fill the positions directly subordinated to them;

IX - opine on the cases of hiring, recommendation, punishment, transfer and dismissal of employees directly subordinated to the directors;

X - delegate powers to directors to decide, on their own, with respect to matters under the assignment of the Board of Executive Officers;

XI - delegate powers to directors and employees to authorize expenses, establishing limits and conditions;

XII – authorize, pursuant to laws in force, Eletrobras employees to travel abroad, when such travel is related to technical activities or professional development essential to Eletrobras' institutional mission;

XIII - prepare, in each financial year, the Management Report, the financial statements, the distribution of dividends and the payment of interest on shareholders' equity and allocation of surplus values, to be submitted to the Board of Directors and Audit and Risk Committee for review, and to the examination and deliberation of the General Shareholders’ Meeting;

XIV - prepare plans for issuance of convertible bonds and debentures, to be approved by the Board of Directors, which will deliberate or submit to the General Shareholders’ Meeting, as the case may be;

XV - control the activities of subsidiaries;

XVI - approve an Eletrobras’ representative for the Meetings of the companies in which it holds equity, and in associations in which it participates as member, issuing instructions for their performance;

XVII - approve the trading of rights connected to the results of research, development, and innovation of its subsidiaries to the energy industry;

XVIII - establish voting guidelines for all Eletrobras subsidiaries in the Meetings of CCEE – Electric Energy Trading Chamber;

XIX – deliberate on the acquisition, sale or lien of property, in accordance with the guidelines defined in the internal regulations set forth by Eletrobras to govern the approving authority levels within Eletrobras Companies in force;

XX – prepare, amend and approve its Internal Regulations;

XXI - supervise and monitor corporate entities, including Special Purpose Vehicles - SPVs, in which it holds equity, with regard to governance practices, results presented, and control, proportionally to the relevance, materiality, and risks of the business;

XXII – approve Eletrobras’ appointment of fiscal councilors for its subsidiaries, invested companies, associations, and foundations, in addition to the appointments of subsidiaries for management and fiscal bodies of their invested companies, associations, and foundations, in accordance with the approval levels defined in internal regulations prepared by Eletrobras;

XXIII - analyze the results of its businesses and monitor the sustainability of its business activities, strategic risks, and respective mitigation measures, preparing management reports with management indicators;

XXIV - make qualified personnel and an appropriate structure to act as secretary and provide the necessary technical and operational support available to other governance bodies;

XXV - propose the incorporation of subsidiaries, and the acquisition of minority shareholdings to fulfill the Company’s corporate purpose, subject to the applicable legal provisions;

XXVI - decide on matters submitted by any Officer;

XXVII – approve the Company’s quarterly financial information; and

XXVIII - fulfill and enforce these Articles of Association, the resolutions of the Shareholders’ Meeting, and of the Board of Directors, as well as evaluate the recommendations of the Fiscal Council.

CHAPTER VIII

Assignments of Chief Executive Officer

Article 49- Without limitations of other assignments of the Executive Board, the Company’s Chief Executive Officer shall be responsible for:

I - arranging the preparation, management, and monitoring of the Strategic Planning and the Business and Management Master Plan of Eletrobras, as well as supervising the preparation of the Eletrobras companies’ Business and Management Plans, and monitoring their execution;

II - promoting energy efficiency concerning Federal Government Programs and the Eletrobras companies, in Brazil and abroad;

III - representing Eletrobras, in legal proceedings or otherwise, or before other companies and the public in general, given that he/she may delegate such assignments to any officer, as well as appointing representatives, attorneys-in-fact, agents or proxies, always establishing in a private instrument the extent of the powers delegated;

IV – issuing acts pertaining to the hiring, appointment, promotion, transfer, and dismissal of employees, given that he/she may delegate such assignments;

V - rendering the appointments approved by the Executive Board;

VI developing internal regulations to govern the relationship between the Holding and Eletrobras companies with the Company and coordinating press activities, internal communication, events, advertisement, sponsorship, and ceremonies;

VII - along with another director, execute transactions with the financial resources of Eletrobras and to sign acts and contracts, provided that this power may be delegated to the other officers and attorneys-in-fact or employees of Eletrobras, upon approval of the Executive Board;

VIII – ratifying, pursuant to the applicable laws, the act of Eletrobras companies that approves for the removal from the country of employees, except as provided for in Article 48, XII of these Articles of Association;

IX – appointing an electoral commission with the purpose of organizing the election of the employees’ representative on the Board of Directors, also being responsible for announcing the winning candidate and communicating the result to the controlling shareholder, for the adoption of the necessary measures for the appointment of the employees’ representative on the Board of Directors to be taken;

X - coordinating the activities of the Executive Board’s members;

XI - ratifying the bidding processes, according to the assignments as established in Eletrobras’ internal regulations, provided that he/she may delegate such assignments;

XII - keeping the Board of Directors and the Fiscal Council informed of the Company’s activities; and

XIII – exercising other assignments established by the Board of Directors.

Article 50- Without limitation to other activities assigned to them by the Board of Directors, the Officers have the following assignments:

I – to manage the activities in its area of operation, in compliance with the Strategic Planning, the Business and Management Steering Plan of the Holding, and the Business and Management Plans of the Eletrobras companies;

II – to participate in the meetings of the Executive Board, contributing to the definition of the policies to be followed by the Company and reporting the issues of his/her respective practice area; and

III – to fulfill and enforce the general business guidelines of the Company established by the Board of Directors in the management of his/her practice area.

CHAPTER IX
Fiscal Council

Article 51- The Fiscal Council, which is permanent, shall be comprised of 5 (five) members and their respective alternates, elected by the General Shareholders' Meeting, all Brazilians residing and domiciled in the country, shareholders or non-shareholders, for 2 (two) year terms, for up to 2 (two) consecutive reappointments. The Fiscal Council shall be comprised as follows:

I – 1 (one) member and his/her alternate appointed by the Ministry of Economy, as representative of the National Treasury, who shall be a public servant with permanent connection with the federal government;

II – 2 (two) members and their respective alternates elected by the controlling shareholder;

II – 1 (one) member and his respective alternate elected by the minority shareholders; and

II – 1 (one) member and his respective alternate elected by the holders of preferred shares.

Paragraph 1 - The members and their respective alternates of the Fiscal Council appointed under the terms of Items III and IV of this Article shall be elected by separate vote.

Paragraph 2 - Within the period provided for in the heading of this article, the preceding terms of office occurring less than 2 (two) years prior shall be considered.

Paragraph 3 - Once the maximum term provided for in the heading of this Article has been reached, the return of the member of the Fiscal Council can only occur after a period equivalent to one term of office.

Article 52- The investiture in the position of Fiscal Council of Eletrobras shall abide by applicable legal requirements, especially the provisions under Article 26 of Law No. 13,303/2016, and to Article 41 of Decree 8,945/2016, as well as those provided for in the internal regulations established by the Company to govern appointments for positions in governance bodies of Eletrobras companies, and should always be preceded by an opinion issued by the People, Eligibility, Succession and Compensation Committee.

Paragraph 1 - Whenever an internal regulation established by Eletrobras is intended to impose additional requirements to those set forth in the applicable laws to Fiscal Council members of Eletrobras, such requirements shall be forwarded to the General Shareholders’ Meeting for deliberation by the shareholders.

Paragraph 2 - The members of the Fiscal Council shall be invested in their offices regardless of a term of investiture, as from the date of the respective election.

Paragraph 3 - The fiscal council member shall, before taking up office, submit authorization to the Company for access to DIRPF - the Annual Individual Income Tax Adjustment Statements, and any amendments submitted to RFB - the Brazilian Federal Revenue Service, according to the form provided by the Federal Accounting Court.

Paragraph 4 - The monthly compensation due to the members of the Fiscal Council shall not exceed ten percent of the average monthly remuneration of the officers, excluding the amounts related to additional vacation and benefits. Payment of profit sharing and payment of compensation exceeding the amount paid to directors is forbidden.

Paragraph 5 - The elected fiscal council members shall participate as of the investiture and in annual specific training on corporate legislation and capital markets, disclosure of information, internal control, code of conduct, Law 12,846/2013 and other themes related to Eletrobras’ activities.

Paragraph 6 - The fiscal council member who fails to participate in any annual training provided by the Company in the last two years will not be reappointed.

Paragraph 7 - The members of the Fiscal Council shall exercise their functions, which may not be delegated, in the sole interest of the Company, and it is considered abusive of to cause damage to the Company, its shareholders or administrators, or to obtain an advantage for themselves or to others to which they are not entitled and that results, or may result, in damages to the Company, its shareholders or administrators.

Paragraph 8 - The hiring of insurance set forth in paragraphs 1 and 4 of Article 29 of these Articles of Association applies to the members of the Fiscal Council.

Paragraph 9 - The limitations set forth in the heading and of the Article 31 and its Paragraphs 1 and 2 of these Articles of Association shall be applicable to the Fiscal Council.

Article 53- At the first meeting after the election, the Fiscal Council members shall sign the term of adhesion to the Code of Ethics Conduct and Integrity of Eletrobras Companies and the current internal regulations defined by the Company, as well as elect its Chairperson, who shall be responsible for forwarding for assessment of the Company, the opinion and recommendations of the body, recorded in the book of minutes and Opinions of the Fiscal Council.

Paragraph 1 - In the event of vacancy, resignation, impediment, or unjustified absence in two consecutive or three non-consecutive meetings, in the last 12 (twelve) meetings, the member of the Fiscal Council shall be replaced, until the end of the term, by the respective alternate, who shall be entitled to the respective compensation.

Paragraph 2 - The members of the Fiscal Council shall be reimbursed for its expenditure with transportation, meals and accommodation, whenever they live outside the city in which the meeting is held, and, if they reside in the city, only for transportation and meals expenses.

Article 54 - In the exercise of its duties, the Fiscal Council is responsible, without limitation to the powers set forth in the applicable laws, for:

I - supervising, for any of its members, the acts of the managers and checking compliance with their legal and statutory duties;

II - providing their opinion on the annual report of the administration, stating in its opinion the additional information deemed necessary or useful for the decision of the General Shareholders’ Meeting;

III - providing opinion on proposals of the management bodies to be submitted to the General Shareholders’ Meeting regarding the modification of the share capital, issue of debentures or subscription bonuses, investment plans or capital budgets, distribution of dividends, transformation, consolidation, merger or spin-off;

IV - denouncing, through any of its members, to the management bodies and, if they do not take the necessary measures for the protection of the interests of Eletrobras, to the General Shareholders’ Meeting, any errors, fraud or crimes they discover, and suggest useful measures;

V - calling the Annual General Shareholders’ Meeting, if the management bodies delay the call for more than one month, and the Extraordinary Shareholders’ General Meeting, whenever there are serious or urgent reasons, including on the agenda of the Shareholders’ Meetings such matters as they deem necessary;

VI - reviewing, at least on a quarterly basis, the balance sheet and other financial statements, periodically prepared by Eletrobras;

VII - reviewing the financial statements of the accounting year, and commenting on them;

VIII – carrying out the assignments provided for in Items I to VII, in the case of liquidation of Eletrobras;

IX – reviewing RAINT – Annual Internal Audit Activity Report, and PAINT – the Annual Internal Audit Plan;

X – at least once a year, conducting a performance appraisal of its members and of members of the Fiscal Council, as a collective body, under the terms of the applicable laws;

XI – preparing, amending, and approving its internal regulations;

XII - monitoring equity, financial and budgetary executions, with powers to examine books, any other documents and request additional information;

XIII - overseeing compliance with Eletrobras’ participation limit in the funding of health care and complementary pension benefits; and

XIV - providing, whenever requested, information on matters within its responsibility to the shareholder, or group of shareholders, who represent at least 1% (one percent) of the Company’s capital stock.

Paragraph 1 -The management bodies shall, by means of a written communication, make copies of the minutes of their meetings available to the members of the Fiscal Council within ten days and, within fifteen days of their receipt, copies of the balance sheets and financial statements, prepared from time to time, and budget execution reports.

Paragraph 2 - The members of the Fiscal Council shall attend the meetings of the Board of Directors or of the Executive Board, in which they decide on the matters which they should comment on (Items II, III and VII of this Article).

Article 55- The Fiscal Council shall meet ordinarily once a month and, extraordinarily, whenever summoned by the Chairperson of the Collegial Board.

Sole Paragraph - The meetings held by the Fiscal Council shall abide by the provisions under Article 28 of these Articles of Association, in compliance with the minimum quorum of three directors for the meeting and approval of issues of its competence.

CHAPTER X

Accounting Year and Financial Statements

Article 56- The fiscal year shall coincide with the calendar year, beginning on January 1 and ending on December 31 of each year, and shall comply with respect to the financial statements, with the provisions of Law 3,890-A/1961, to Federal laws on electric energy, to the laws on public companies and to these Articles of Association.

Paragraph 1 - In each fiscal year, a dividend distribution at least twenty-five percent of the net income, adjusted according to applicable laws, shall be mandatory, subject to the Dividend Distribution Policy.

Paragraph 2 - The amounts of dividends and interest paid or credited as compensation on shareholders' equity, due to shareholders will be subject to financial charges, from the end of the fiscal year up to the day of effective payment or collection, without limitation to the incidence of Interest, when such payment is not made on the date set by the General Shareholders’ Meeting.

Paragraph 3 - The amount of interest, paid or credited, as interest on capital, pursuant to art. 9, Paragraph 7 of Law No. 9,249, dated December 26, 1995, and of the pertinent laws and regulations, may be allocated to the holders of common shares and the minimum annual dividend of the preferred shares, integrating such amount to the amount of the dividends distributed by Eletrobras for all legal purposes.

Article 57- The General Shareholders’ Meeting shall allocate, in addition to the legal reserve, calculated on the net profit for the year:

I - one percent as a reserve for studies and projects, intended to cover studies and projects of technical-economic feasibility of the electric energy sector, whose accumulated balance may not exceed two per cent of the paid-in capital stock; and

II - fifty percent, as an investment reserve, intended to be invested in the investments of public electricity utility concessionaires, whose accumulated balance may not exceed seventy-five percent of the paid-in capital stock.

Article 58- The Annual General Shareholders’ Meeting shall allocate annually the amount corresponding to up to one per cent calculated on the net profits of the fiscal year, observing the limit of one per cent of the paid-in capital stock, to cover the provision of social assistance to its employees, in accordance with plans approved by the Board of Executive Officers.

Article 59- Eletrobras shall allocate on a yearly basis, from its own budget, at least one half percent) of the paid-in capital as of the closing of the immediately preceding financial year, stated in the budget, for use in technological development programs.

Article 60- The right to file a lawsuit that has as its subject to claim the payment of dividends reaches it statute of limitations within three years, which, if not timely claimed, will revert to the benefit of Eletrobras.

CHAPTER XI
Employees

Article 61- The positions of holders of organizational units connected to the Board of Directors shall be reserved preferably by employees of the permanent staff of Eletrobras or its companies.

Article 62- The employees of Eletrobras, its subsidiaries and affiliated companies shall abide by the provisions of Labor Laws, Law No. 3.890-A/1961, and of these Articles of Association, accordingly.

Article 63- The Eletrobras staff shall be composed of:

I - personnel hired to positions of permanent staff, upon prior approval in a civil service exam, consisting of tests, or of tests and credentials;

II - persons in senior management positions, the amount of which shall be determined by the Board of Directors, in accordance with the provisions of item XXXIV of art. 36 of these Articles of Association; and

III - personnel hired for a fixed term contract, abiding by the applicable laws.

Paragraph 1 - The senior management's trust functions and the powers and responsibilities of their respective holders shall be defined in the Eletrobras job and salary plan.

Paragraph 2 - Requirements for the filling of other positions, exercise of assignments, and respective salaries shall also be set in the Staff and Compensation Plan.

Paragraph 3- The assignments referred to in Paragraph 1 may, exceptionally, and at the discretion of the Board of Directors, be attributed to technicians or specialists outside the Company’s permanent staff.

Paragraph 4 - Occupants of appointed positions who carry out management acts aiming to create salary advantages without legal provision or in disagreement with the provisions of employment contracts, job and salary plan, collective bargaining or with the current laws, will be accountable for losses caused to the Company, without limitation to the penalties set forth in the Code of Ethics and Conduct of Eletrobras Companies.

Article 64- After the end of each financial year of Eletrobras, and once accumulated losses are deducted and the provision for income tax and earnings of any nature is made, employees will be entitled to participate in profits, subject to the rules contained in the employment contracts, agreements and collective bargaining executed by it, and the specific guidelines established by the Department of Coordination and Governance of State-Controlled Companies.

Article 65- Eletrobras shall provide healthcare and offer supplementary pension plans to its employees, under the terms and conditions approved by the Board of Directors.

CHAPTER XII
General

Article 66- Eletrobras, by means of its management and under the terms and limits established under the law, is required to provide information to the State Minister of Mines and Energy, to the Federal Government’s control bodies, as well as to the Federal Accounting Court and to the National Congress, in the latter case by means of the State Minister of Mines and Energy.

Sole paragraph. The Chief Executive Officer, when summoned, is obliged to appear personally before any of the committees of one or another House of Congress, to give information on a previously determined matter, under penalty of loss of office, in the absence of attendance without justification.

Article 67- Once all legal requirements have been met, the Executive Board shall arrange the publication of the following in Eletrobras’ website:

I - the bidding notices for public procurements;

II - personnel regulations, with the rights and duties of employees, the disciplinary regime and the rules on accountability;

III - personnel report, broken down into three columns, showing the total number of employees and the number of filled positions provided and vacancies, as well as broken down by career or category, on June 30 and December 31 of each year; and

IV - the wages, benefits, advantages and plans any other payments that make up the compensation of its employees.

Article 68- The Internal Audit, the Ombudsman’s Office and the Governance Department shall be directly connected to the Board of Directors.

Article 69- The organizational units connected to Eletrobras’ Board of Directors and Executive Boards may operate in a unified manner in all subsidiaries, under the terms and to the extent that they may be approved by the Eletrobras’ Board of Directors.

Sole Paragraph - The performance assessment methodology relating to the representatives of Eletrobras companies in investees may take into account the degree of compliance with requests for information made by the Eletrobras’ Ombudsman’s Office and Internal Audit.

Article 70 – After the privatization of the Company, pursuant to Law No. 14,182, of 2021, the Articles of Association of the Company shall have the form of Schedule I of these Articles of Association.

SCHEDULE I OF THE ARTICLES OF ASSOCIATION OF ELETROBRAS

POST-OFFER ARTICLES OF ASSOCIATION

CHAPTER I

Name, Organization, Headquarters and Corporate Object

Article 1 - Centrais Elétricas Brasileiras S.A. – Eletrobras (“Company” or “Eletrobras”) is a publicly-held Company, which shall comply with these Articles of Association and the applicable law.

Sole Paragraph. The Company was incorporated as a partially federal-government-owned company, authorized under Law No. 3890-A, of 1961, and privatized under Law No. 14,182, of 2021.

Article 2 - The Company, its shareholders, managers, and members of the advisory committees and the Fiscal Council shall be subject to the provisions of BM&FBOVESPA’s Corporate Governance Level 1 Listing Regulation (“Level 1 Regulation”).

Article 3 – Eletrobras’ registered address is in the Federal Capital and its main office in the city of Rio de Janeiro, State of Rio de Janeiro, and shall, for an indefinite period, conduct its business directly or through subsidiaries or companies with which it may be associated. Furthermore, to accomplish its corporate purpose, it may open offices and branches in Brazil or abroad.

Paragraph 1 - Eletrobras, directly or through its subsidiaries may associate with other parties, with or without capital contributions, to establish business consortia or hold interest in companies, with or without majority stock, in Brazil or abroad, directly or indirectly targeted at the production, transmission, trading or distribution of electricity.

Paragraph 2 - The validity of any and all instruments executed directly by Eletrobras or through its subsidiaries, intended to carry out the provisions under §1 of this Article, shall be conditioned to the prior authorization of at least two thirds of the Board of Directors.

Paragraph 3 - For the purposes of any association provided for in §1, Eletrobras shall be responsible for the financing necessary to accomplish its corporate purpose, as well as that of its subsidiaries, and may delegate such task, pursuant to the internal regulations established by Eletrobras to govern the approval levels within Eletrobras companies.

Paragraph 4- Subsidiaries shall abide by the administrative, financial, technical, and accounting rules established by Eletrobras.

Paragraph 5 - Eletrobras’ representatives in the management of companies in which it participates, either subsidiaries or not, shall be chosen by the Eletrobras’ Board of Directors, according to the criteria set forth by law, these Articles of Association, and the internal regulations established by Eletrobras, provided that Eletrobras' or the subsidiary's employees shall be preferably appointed for such position.

Paragraph 6 - The appointments of Eletrobras’ subsidiaries for positions in their respective executive boards and for the positions of managers and fiscal directors in their investees, associations, and foundations, shall be forwarded to Eletrobras for appraisal of the legal investiture requirements, and for prior approval, accordingly, pursuant to the authority level defined in Eletrobras’ internal regulations.

Paragraph 7 - The appointments for positions of Chief Executive Officer of direct subsidiaries of Eletrobras shall be rendered by the Eletrobras’ Board of Directors, notwithstanding the legal duty of the subsidiaries’ Boards of Directors to decide on the election of the respective appointees.

Article 4 - The corporate object of Eletrobras is:

I - to perform assessments, projects, construction and operation of electricity plants, lines of transmission and distribution, as well as to execute business acts arising from such activities, such as the trading of electricity;

II - to further and support research in the energy industry, pertaining to the generation, transmission, and distribution of electricity, as well as assessments of utilization of reservoirs for multiple purposes, and to participate in programs which encourage alternative sources of energy production, rational use of energy, and the implementation of smart energy networks.

CHAPTER II

Obligations and Responsibilities

Article 5 - Eletrobras shall take all appropriate measures so that its managers, agents, employees, and any other persons acting on its behalf, as well as its subsidiaries, managers, agents, employees, and any other persons acting on their behalf, conduct operations in compliance with the provisions of the Eletrobras Companies’ Code of Ethical Conduct and Integrity, the United States Foreign Corrupt Practices Act of 1977, 15 USC §78-dd-1, et seq., as amended, and its subsequent amendments, hereinafter referred to as FCPA, as well as Brazilian anti-corruption laws.

Sole paragraph - Eletrobras shall conduct its business, investments, and interactions with related parties in accordance with its Related Party Transactions Policy, as well as the following principles and guidelines:

I – sustainable development based on the best social, environmental, and corporate governance practices in its operations and business opportunities, considering its impacts on the environment, society, and governance system;

II - compliance with the Eletrobras Companies’ Compliance Program;

III – ensure compliance of its corporate governance system, including its subsidiaries, with the principles of transparency, equity, accountability, and corporate responsibility;

IV – full compliance with the Eletrobras Companies’ Code of Ethical Conduct and Integrity, FCPA, Law No. 12846, of 2013, and any other anti-bribery and anticorruption laws, as well as any other laws, rules, or regulations of similar purpose and effect applicable to the Company, refraining from practicing any conduct prohibited by said regulations; and

V – compliance with the ideals and rules provided in the voluntary self-regulation rules to which the Company adheres by decision of by Eletrobras’ Board of Directors.

CHAPTER III

Capital Stock, Shares, and Shareholders

Article 6 - The capital stock is BRL 39,057,271,546.52 (thirty-nine billion, fifty-seven million, two hundred seventy-one thousand, five hundred forty-six Brazilian reais and fifty-two cents), divided into 1,288,842,596 (one billion, two hundred eighty-eight million, eight hundred forty-two thousand and five hundred ninety-six) common shares, 146,920 (one hundred forty-six thousand, nine hundred and twenty) class “A” preferred shares, and 279,941,393 (two hundred seventy-nine million, nine hundred forty-one thousand, three hundred and ninety-three) class “B” preferred shares and 1 (one) special class preferred share, to be held exclusively by the Federal Government, all without par value.

Sole Paragraph – Eletrobras is hereby authorized to raise its capital stock up to the limit of R$ 80,000,000,000 (eighty billion Brazilian reais). Within the limit authorized in this paragraph, the Company may, through the approval of the Board of Directors, increase is capital stock without an amendment of the Articles of Association, via issuance of common shares, as follows:

I – the Board of Directors shall determine the terms and conditions for the issuance of shares, including price and payment deadlines;

II – If the issuance of securities within the authorized capital stock under this sole paragraph and the offer of such securities via sale in the stock exchange or public subscription, as set forth in Law No. 6,404, of 1976, the shareholders of the Company shall not have preemptive right to subscribe.

Article 7 - Eletrobras’ shares shall be:

I - common, registered voting shares;

II – class “A” and class “B” preferred, registered shares without right to vote in Shareholders’ Meetings; and

III - 1 (one) special class preferred share, to be held exclusively by the Federal Government, which shall not confer voting rights in General Shareholders’ Meetings, except for the veto right set forth in §3 of art. 13 of these Bylaws.

Paragraph 1 - Both types of shares may be kept in deposit accounts in the name of the respective holders, under the book-entry regime, without issuing certificates, in a financial institution hired for such purpose.

Paragraph 2 - Whenever the share ownership is transferred, the depositary financial institution may charge from the selling shareholder the transfer fee, subject to the maximum limits, set by CVM (the Brazilian Securities and Exchange Commission).

Paragraph 3 - Each common share shall entitle the holder to one vote in the resolutions of the General Shareholders’ Meeting, subject to the limits established in these Bylaws.

Article 8 - Any shareholder or group of shareholders, Brazilian or foreign, public or private, shall not exercise the right to vote in a number greater than the equivalent to the percentage of 10% (ten percent) of the total number of shares into which the voting capital of Eletrobras is divided, independently of its participation in the capital stock.

Sole Paragraph – If the preferred shares issued by the Eletrobras start to confer voting rights pursuant to art. 111, §1, of Law No. 6.404, of 1976, the limitation contained in the main section of this art. 8 will apply to such preferred shares, so that all shares held by the shareholder or group of shareholders that confer the right to vote in relation to a given resolution (whether common or preferred) are considered for the purposes of calculating the number of votes according to the main section of this article.

Article 9 - The execution of shareholders’ agreements aiming at regulating the exercise of voting rights in a number greater than the percentage corresponding to 10% (ten percent) of the total number of shares into which the voting capital stock of the Eletrobras is divided is prohibited, including in the case described in art. 8, single paragraph.

Paragraph 1 - The Company shall not file a shareholders’ agreement on the exercise of voting rights that conflicts with the provisions of these Articles of Association.

Paragraph 2 - The chair of Eletrobras shareholders’ meeting will not take into account votes cast in breach of the rules set forth in arts. 8 and 9 of these Articles of Association, notwithstanding the exercise of the right of veto by the Federal Government, pursuant to §3 of art. 13 of these Articles of Association.

Article 10 – For the purposes of these Articles of Association, a group of shareholders shall be composed by two or more shareholders of the Company:

I – who are parties to a voting agreement, either directly or through controlled or controlling companies or companies under common control;

II – If one is, directly or indirectly, the controlling shareholder or controlling company of the other or of others;

III – which are companies directly or indirectly controlled by the same person or company, or group of people or companies, shareholders or not; or

IV - which are companies, associations, foundations, cooperatives and trusts, investment funds or portfolios, universality in law or any other forms of organization or enterprise with the same administrators or managers, or whose administrators or managers are direct or indirectly controlled by the same person or company, or group of people or companies, shareholders or not.

Paragraph 1 - In the case of investment funds with a common administrator or manager, only those whose investment policy and of exercise of votes at shareholders' meetings, under the terms of the respective bylaws, is the responsibility of the administrator or manager, as the case may be, on a discretionary basis.

Paragraph 2 - In addition to the provisions of the main section and preceding paragraphs of this article, any shareholders represented by the same agent, manager or representative in any capacity shall be considered parties to the same group of shareholders, except in the case of holders of securities issued under the Company's Depositary Receipts program, when represented by the respective depositary bank, provided that they do not fit into any of the other cases provided for in the main section or in §1 of this article.

Paragraph 3 - In the case of shareholders' agreements dealing with the exercise of voting rights, all of their signatories shall be considered, pursuant to this article, as members of a group of shareholders, for the purpose of applying the limitation to the number of votes they deal with the articles 8th and 9th.

Paragraph 4 - The shareholders must keep the Eletrobras informed if they are part of a group of shareholders under the terms of these Articles of Association, if such group of shareholders holds, in total, shares representing 10% (ten percent) or more of the voting capital of the Eletrobras.

Paragraph 5 - The chairman and secretary of shareholders' meetings may ask shareholders for documents and information, as they deem necessary to verify the possible belonging of a shareholder to a group of shareholders that may hold 10% (ten percent) or more of the voting capital of the Eletrobras.

Art. 11 - The shareholder or group of shareholders that, directly or indirectly, becomes the holder of common shares that, in total, exceed 30% (thirty percent) of the voting capital of Eletrobras and that fails to hold a percentage under such threshold within 120 (one hundred and twenty) days, shall carry out a public offer for the acquisition of all other common shares, for an amount at least 100% (one hundred percent) higher than the highest stock quote of the respective shares in the last 504 (five hundred and four) trading sessions, updated by the rate of the Special System for Settlement and Custody – SELIC.

Single paragraph. The obligation to carry out a takeover bid, pursuant to art. 11, will not apply to the effective, direct or indirect interest of the Union in the Company's voting capital on the date of entry into force of the provision, but will apply if in the future, after reduction, its equity interest increases and exceeds the percentage of 30% (thirty percent) of the Company's voting capital.

Art. 12 - The shareholder or group of shareholders that, directly or indirectly, becomes the holder of common shares that, in total, exceed 50% (fifty percent) of the voting capital of Eletrobras and that fails to hold a percentage under such threshold within 120 (one hundred and twenty) days, shall carry out a public offer for the acquisition of all other common shares, for an amount at least 200% (two hundred percent) higher than the highest stock quote of the respective shares in the last 504 ( five hundred and four) trading sessions, updated by the rate of the Special System for Settlement and Custody – SELIC.

Single paragraph. The obligation to carry out a takeover bid, pursuant to art. 12, will not apply to the effective, direct or indirect interest of the Union in the Company's voting capital on the date of entry into force of the provision, but will apply if in the future, after the Offer, its equity interest increases and exceeds the percentage of 50% (fifty percent) of the Company's voting capital.

Article 13 - Preferred shares may not be converted into common shares, and, in case of class “A” and “B” preferred shares, shall have preemptive right in capital reimbursements and dividend distributions.

Paragraph 1 - Class “A” preferred shares, which refer to those subscribed until June 23, 1969, as well as those resulting from related bonus, shall have preemptive right in distributions of dividends, given that such dividends shall be applied at the rate of eight percent per year on the equity relating to the aforesaid category and class of shares, to be equally apportioned among them.

Paragraph 2 - Class “B” preferred shares, which refer to those subscribed until June 23, 1969, shall have preemptive right in distributions of dividends, given that such dividends shall be applied at the rate of 6% (six) percent per year on the equity relating to the aforesaid category and class of shares, to be equally apportioned among them.

Paragraph 3 – The conversion of 1 (one) class B preferred share held by the Federal Government into 1 (one) special class preferred share shall be allowed. The special class preferred share, to be held exclusively by the Federal Government, created under art.

3, item III, sub item “c”, of Law No. 14,182, of 2021, and art. 17, §7, of Law No. 6,404, of 1976, shall grant the Federal Government the power to veto resolutions which aim to modify the bylaws in order to remove or modify the voting rights and execution of shareholders’ agreement restrictions set forth in arts. 8 and 9 of these Articles of Association.

Paragraph 4 – The class “A” and “B” preferred shares shall also partake, under equal conditions, with the common shares and the special class preferred share in the distribution of dividends, after the lower band of the minimum dividends provided in Paragraphs 1 and 2 above have been paid to the latter, subject to the provisions of Paragraph 5.

Paragraph 5 – Class “A” and “B” preferred shares shall be entitled to receiving dividends, which shall be apportioned per share, at least 10% (ten) percent higher than the dividend paid to each common share.

Article 14 - Eletrobras’ capital increases shall be carried out by public or private subscription and absorption of reserves, thus capitalizing funds as provided by law.

Paragraph 1 - In capital increases, preemptive right shall be warranted to all Eletrobras’ shareholders, proportional to their stock, except as provided for in item II of the sole paragraph of art. 6.

Paragraph 2 - Eletrobras may increase capital by subscribing or converting securities or credits into shares, up to a limit of 2/3 (two thirds) of preferred shares relating to the total shares issued.

Article 15- The payment of the shares shall comply with the rules and conditions established by the Board of Directors.

Sole Paragraph - The shareholder that does not make its payment in accordance with the rules and conditions referred to in this Article shall be automatically deemed in default, and shall pay additionally inflation adjustment, interest of twelve percent per year, and a penalty of ten percent on the amount of the overdue installment.

Article 16 - Eletrobras may issue non-convertible bonds and debentures.

Article 17 - Eletrobras, by decision of the Board of Directors, may purchase its own shares to cancel or hold them in treasury for subsequent sale, limited to the amount of the balance of profits and reserves, excluding the legal reserve, subject to applicable legal and regulatory provisions.

Article 18 - The redemption of shares of one or more classes may be undertaken upon resolution of an Extraordinary Shareholders’ Meeting, regardless of approval by the Special Shareholders' Meeting of impacted the types and classes of shares, except for the special class preferred share, to be held exclusively by the Federal Government, which shall only be redeemed if authorized by law.

CHAPTER IV

Shareholders’ Meeting

Article 19 - The Shareholders’ Meeting shall be held within the first 4 (four) months following the end of the fiscal year, at a date and time previously set, to:

I - review the managers’ accounts, and examine, discuss and vote on financial statements;

II - decide the allocation of the net profit for the year and the distribution of dividends; and

III - elect and remove the members of the Board of Directors and the Fiscal Council, and set the total compensation of the managers, Fiscal Council members, members of the Audit and Risk Committee and of the external members of the other Committees under the Articles of Association, in compliance with the applicable laws.

Sole Paragraph - The Board of Directors, through its Chairman, shall make nonbinding recommendations to Eletrobras' shareholders, for the appointment of new members for this collegial body, considering their intended professional profile and background, based on the results of their performance appraisal, referral policy guidelines, and succession career plan.

Article 20- In addition to the issues provided for in Law No. 6,404, of 1976, and in other statutes and regulations, the General Shareholders’ Meeting shall meet, in in-person or remote or partially remote meetings, pursuant to applicable laws, in particular to resolve on the following matters:

I - disposal, in whole or in part, of capital stock shares of Eletrobras or its subsidiaries;

II - change of the capital stock;

III - waiver of subscription rights in shares or convertible debentures of subsidiaries;

IV - issuance of debentures convertible into shares or their sale, held by the treasury;

V - sale of convertible debentures issued by subsidiaries;

VI - issuance of any other bonds or securities, in Brazil or abroad;

VII - spin-off or merger of the Company;

VIII - exchange of shares or other securities issued by the Company;

IX - redemption of shares of one or more classes, regardless of approval at a Special Shareholders’ Meeting of impacted types and classes, except for the special class preferred share, to be held exclusively by the Federal Government, which shall only be redeemed if authorized by law; and

X – approval of the execution of indemnification contracts by the Company.

Paragraph 1 - The General Shareholders’ Meeting may only resolve on the agenda described in the respective call notice. General matters resolutions are not permitted.

Paragraph 2 - The resolutions of the Shareholders’ Meeting shall be taken by majority vote, except for those that require a special quorum, with the vote of each shareholder being proportional to its stake in the Company’s capital, subject to the voting rights restriction of 10% (ten percent) of the voting capital stock of the company in the exercise of voting rights by each shareholder or group of shareholders, provided for in arts. 8 and 9 of these Articles of Association.

Paragraph 3 – For the purpose of calculation of the number votes required to pass a resolution, the limitation to the voting rights set forth in §2 of this article shall be taken into account.

Paragraph 4 - The resolutions of the Shareholders’ Meeting shall be recorded in the minutes book, and may be taken in summary form.

Paragraph 5 - The voting justifications may be recorded, if so willed by the shareholder or its representative.

Paragraph 6 - Abstentions shall be included in the minutes and in the meeting press release.

Paragraph 7 - The General Shareholders’ Meeting shall be chaired by the Chairman of the Board of Directors, or by a deputy appointed by the said body, who shall also appoint the secretary.

Article 21 - The meeting call notice shall set out conditions for the attendance of shareholders in the General Shareholders’ Meeting in compliance with the requirements established by law for such purpose.

Article 22 - The shareholder may be represented by an attorney-in-fact at the General Shareholders’ Meetings, pursuant to Article 126, Paragraph 1 of Law 6,404, of 1976.

Paragraph 1 - The documents proving the identity of shareholders and their representatives should be delivered at Eletrobras’ offices, according to the call notice.

Paragraph 2 - The shareholders who attend the meeting shall comply with the requirements in the call notice.

Paragraph 3º- The signature certification of the power of attorney granted by shareholders not residing in Brazil and by holders of Brazilian Depositary Receipts (BDR) shall not be compulsory, and the power of attorney shall be filed at the registered office of Eletrobras seventy-two hours in advance of the day on which the Shareholders’ Meeting shall occur.

Paragraph 4 - Eletrobras shall facilitate participation and remote voting according to the Instruction of the Brazilian Securities and Exchange Commission - CVM.

CHAPTER V
Management

Article 23 - The Management of Eletrobras, under the terms of these Articles of Association and applicable laws, is under the responsibility of the Board of Directors and the Executive Board.

Article 24 - Only natural persons, whether resident in Brazil or not, may take up positions in the Management of Eletrobras and the management guarantee may be required for any managerial position.

Sole Paragraph - The minutes of a General Shareholders’ Meeting or Board of Directors’ Meeting that respectively elects directors and officers for the Company shall state the qualification of each of the members elected and their term of office, and when the law, these Articles of Association and Eletrobras’ policies and rules require certain requirements for investiture in a management position at Eletrobras, only the person that presents evidence of such requirements shall be elected and take office, and a certified copy thereof shall be filed at the Company’s principal place of business.

Article 25- The appointment to a management position at Eletrobras shall comply with the requirements set out by law, as well as those provided for in internal regulations established by Eletrobras.

Sole Paragraph - Whenever the internal regulations established by Eletrobras impose additional requirements to provided for in the applicable laws for Eletrobras’ Directors, such requirements shall be submitted to the Shareholders’ Meeting for deliberation of the shareholders.

Article 26 - The director is not allowed to resolve on issues that conflict with their interests or concerning third parties under their influence, pursuant to Article 156 of Law No. 6,404, of 1976.

Paragraph 1 - The director or committee member who has a conflict of interest with the subject under discussion shall previously state their conflict of interest, withdrawing from the meeting and refraining from discussing the subject, and such abstention shall be recorded in the minutes.

Paragraph 2 - Any director or committee member may report the conflict of a peer, if aware of it, and the collegial body shall deliberate on the conflict in accordance with its rules and applicable laws.

Article 27- Directors, officers and members of committees under the Articles of Association shall be invested in their positions upon signing a specific term of investiture within 30 (thirty) days at the latest after the election or appointment date, which shall be provided by the Company, establishing their compliance with the Eletrobras Companies’ Code of Ethical Conduct and Integrity, as well as other internal rules issued by the Company.

Paragraph 1 - If the term is not signed in the 30 (thirty) days following the appointment, it will become ineffective, unless otherwise accepted by the corporate governance body for which the appointee was elected.

Paragraph 2 - Under penalty of nullity, the term of investiture shall provide for at least one domicile address in which the director or external member of committee under the Articles of Association shall receive service of process and subpoenas in administrative and judicial procedures pertaining to acts of their management and/or attributions, which shall be considered served by delivery to the address indicated, provided that such address may only be changed by means of written communication to Eletrobras.

Paragraph 3 - The investiture of the members of the Board of Directors and Executive Board is conditioned to the prior signature of the Managers’ Statement of Consent, pursuant to the provisions of the Level 1 Regulation, as well as provided for with applicable legal requirements.

Article 28 - The term of office of the members of the Board of Directors and Executive Board shall be extended until the investiture of the new members takes place.

Paragraph 1 - The terms set forth in the heading of arts. 32 and 43 shall include the previous terms of office taken place less than 2 (two) prior.

Paragraph 2 - Once the maximum terms of office set forth in the heading of arts. 32 and 43 have been reached, the reappointment of the member of the Board of Directors or Board or Executive Officers may only take place after one term of office has elapsed.

Paragraph 3 - For the purposes of the heading of art. 43, the reappointment of an officer to serve on another position in Eletrobras’ Executive Board shall not be taken into consideration.

Article 29 - The Board of Directors and the Executive Board shall be convened if the majority of its members are present and shall approve resolutions, respectively, by the vote of the majority attending directors or officers, except for the events of higher quorum established in these Articles of Association and applicable laws.

Paragraph 1 - Minutes shall be drawn up for each meeting, which shall be clearly written and shall record the decisions taken, which may be drawn up in summary form, in addition to the attendees, dissenting votes and abstentions from voting, and signed by all members who attend physically, remotely or electronically.

Paragraph 2 - The Board of Directors shall ordinarily meet once a month, and the Executive Board shall meet at least four times a month, pursuant to the respective Internal Regulations.

Paragraph 3- Generally the meetings of the Board of Directors and Executive Board shall be held in person, and virtual or teleconference meetings shall be permitted on an extraordinary basis.

Paragraph 4- The meetings’ agendas and material to support the decision-making process of the Executive Board and Board of Directors shall be distributed at least 3 (three) and 7 (seven) calendar days in advance, respectively, except in cases duly justified by the Chairperson of the collegial board.

Paragraph 5 – The respective chairman, or the majority of the members of each governance body of the Eletrobras, may summon the meetings of the Board of Directors and the Executive Board on an extraordinary basis.

Paragraph 6 - In the deliberations of the Board of Directors and resolutions of the Executive Board, the respective Chairmen shall have, in addition to a personal vote, the right to the tiebreaker vote.

Paragraph 7 - The meetings of Eletrobras’ management bodies and their advisory committees may take place in physical, remote, hybrid or exclusively digital/electronic forms, with due recording of the attendance of any member who participates in the meeting in any of the ways set forth in the Articles of Association of the respective collective bodies.

Paragraph 8 - In the event of a non-unanimous decision, the justification for the dissenting vote shall be recorded at the discretion of the dissenting member, provided that the dissenting officer or director who records the dissent in the minutes of the meeting or, if this is not possible, gives immediate written notice thereof to the Board of Directors or Executive Board, shall be exempted from liability.

Article 30 - The members of the Board of Directors and of the Executive Board shall be liable under the terms of applicable laws, individually and severally, for the acts carried out and losses arising thereof for the Company.

Paragraph 1 - Eletrobras shall provide the members and former members of the Executive Board, the Board of Directors and the Audit Committee with defense in judicial and administrative proceedings against them for the performance of acts in the exercise of their position or function, as long as there is no incompatibility with Company interests.

Paragraph 2 - The benefit provided for in the §1 of this article applies:

I - to holders and former holders of afore-mentioned positions; and

II - to other employees and former employees regularly vested with powers by delegation of the managers.

Paragraph 3 - The form of the referred benefit shall be defined by the Board of Directors after hearing Eletrobras’ legal department.

Paragraph 4 - Eletrobras may maintain in the form and extent defined by the Board of Directors, complying with the provision of §1 as appropriate, a permanent insurance contract in favor of the aforementioned persons to protect them from liability for acts or facts that may be the object of judicial or administrative claim.

Paragraph 5 - Should any of said persons be found guilty, with a final and unappealable court order, based on a violation of the law or the Company’s Articles of Association or due to a negligent or intentional act, they shall reimburse Eletrobras for all costs and expenses resulting from the defense mentioned in §§1 and 2, in addition to any harm to the Company’s image.

Paragraph 6 - Current and former Directors and Fiscal Councilors shall be entitled to have access to information and documents included in the Company’s files or database, which are essential for administrative or judicial defense in suits filed by third parties, relating to acts carried out during their terms of office.

Paragraph 7 - In the event of the previous paragraph, former managers and former directors shall only have access to information and documents classified by the Company as confidential after execution of a non-disclosure agreement provided by the Company.

Article 31 - Eletrobras’ employees and managers shall abide by the maximum limit of 2 (two) paid participations in Boards of Directors of Eletrobras’ subsidiaries, as well as other directly or indirectly invested companies, whether state-owned or private.

Paragraph 1 - The candidate appointed to be part of Eletrobras’ Board of Directors is expected to report to the Company any other activities and positions, boards and committees in which they participate, especially the positions of board of directors chairperson, so that the General Shareholders’ Meeting is able to evaluate their availability of time to exercise the position of director at Eletrobras.

Paragraph 2 - The combination of positions in boards cannot jeopardize the regular exercise of the fiduciary duties of director in the companies in which they are appointed as an Executive Board or Board of Directors member.

Paragraph 3 - The director is expected to have flawless reputation, and any person who has or may have any form of conflict of interest with the Company itself cannot be appointed.

CHAPTER VI

Board of Directors

Article 32 - The Board of Directors shall consist of 11 (eleven) members elected by Shareholders’ Meeting, with a unified management term of 02 (two) years. A maximum of 03 (three) reappointments shall be permitted. The Board of Directors shall therefore include:

I - one director elected by a separate vote at the General Shareholders’ Meeting, by the holders of the majority of the preferred shares issued by Eletrobras. The candidate shall meet the investiture requirements; and

II – one director elected as an employee representative, chosen by the direct vote of their peers among the active employees and by an election organized by the Company together with the trade union entities that represent them, provided such candidate must fulfill the investiture requirements.

Paragraph 1 - Only the preferred shareholders that prove the uninterrupted ownership of their shares during a period of at least three months immediately prior to the General Shareholders’ Meeting may exercise the right set forth in Item I above.

Paragraph 2- The Board of Directors shall be comprised of at least 3 (three) independent members. For the purposes of this paragraph, the independent board member requirements of the listing segment “Novo Mercado” of Brasil, Bolsa, Balcão S.A. (B3) shall apply.

Paragraph 3 - The People, Eligibility, Succession and Compensation Committee shall review the qualification of those appointed to be independent directors by reviewing the self-declaration forms submitted and other documents.

Paragraph 4 - The Board of Directors shall elect its Chairperson and deputy at the first meeting, within 30 (thirty) days from the election of its members.

Article 33 - The Board of Directors is the Company’s strategic and collegiate decision-making body, which is expected to perform its duties considering the Company’s long-term interests, the impacts arising from its activities on the society at large and the environment, as well as the fiduciary duties of its members.

Paragraph 1 - The Board of Directors shall set core management guidelines by initiative of its members, or to propose them for appraisal and deliberation by the Executive Board, as well as high-level control of Eletrobras and its subsidiaries, in order to supervise the fulfillment of the guidelines issued, support the execution of approved programs and review of the results achieved.

Paragraph 2 - The Board of Directors shall meet at least once a year without the attendance of the Chairperson of the Company.

Paragraph 3 - The Board of Directors shall meet at least twice a year with attendance of external auditors.

Article 34 – Subject to the global compensation limit approved by the General Shareholders’ Meeting, the Board of Directors shall determine the monthly compensation of its members, the advisory committees and the Executive Board members, in view of their attributions, working hours and periods, powers, professional reputation and the market value of their services.

Paragraph 1 - The members of the Board of Directors shall be reimbursed for their expenses with meals, transportation, and accommodation, whenever they reside outside the city where the meeting is held and, only for transportation and meals, when residing in the city.

Paragraph 2 – The compensation of the members of the Board of Directors and the members of its committees shall not include the participation, of any type, in the profits of the Company.

Article 35 - In addition to the cases provided for by the law, a position shall be vacated when the member of the Board of Directors fails to attend two consecutive meetings or three inconsecutive meetings, out of the previous 12 (twelve) meetings without justification.

Article 36 - In the exercise of its duties, the Board of Directors is also responsible, without limitation to the powers set forth in applicable laws, for:

I - authorizing the incorporation and defining the organization of its subsidiaries;

II - deciding on the acquisition of minority interest in a Company and on the disposal of Eletrobras’ shareholding in said companies;

III - recommending corporate restructuring operations in its subsidiaries, without limitation to the legal authority of the shareholders’ meetings of the respective companies to approve such operations;

IV - from time to time, assessing the strategic, operational, and financial alignment of the Company’s shareholdings to its corporate purpose;

V – deciding on the association referred to in Paragraph 1 of Article 3 of these Articles of Association;

VI – deciding on the shareholders' agreements to be executed by Eletrobras or its subsidiaries, prior to its execution, in compliance with applicable laws;

VII - establishing the loans and financing policy, provided that grating loans and financing to managers, members of the Fiscal Council, employees and controlling shareholder shall be forbidden;

VIII - issuing opinions on acts and approving contracts in compliance with the internal regulations established by Eletrobras to govern the approving authority levels within Eletrobras Companies, given that such efforts or contracts include, without limitation, the grant of funding to public electricity utilities under its control and obtaining loans in Brazil or abroad;

IX – approving, in compliance with the applicable internal regulations established by Eletrobras to govern the approving authority levels within Eletrobras Companies, the provision of collaterals for loans or financing taken in Brazil or abroad, of companies, whether subsidiaries or not, in which it holds interest;

X – approving, in compliance with the applicable internal regulations established by Eletrobras to govern the approving authority levels within Eletrobras Companies, the arrangement of loans or funding in Brazil or abroad by its subsidiaries;

XI - deciding on the organization of technical and scientific research entities which are commercially relevant to Eletrobras, pertaining to the energy industry, as well as approving, in compliance with the applicable internal regulations established by Eletrobras to govern the approving authority levels within Eletrobras Companies, the granting of funding and provision of collaterals for those entities under its control;

XII - ordering the allocation and reallocation of tasks for Executive Board’s members, and approving the related adjustments to Eletrobras’ Organization Manual, in compliance with the allocation of attributions set forth in these Articles of Association;

XIII - proposing, to the General Shareholders’ Meeting, the capital increase, the issuance of shares, subscription warrants, and debentures of Eletrobras, except those debentures not convertible into shares, which shall be subject to resolution by the Board of Directors;

XIV - authorizing the acquisition of shares issued by Eletrobras for the purpose of cancellation or to remain in treasury and undergo subsequent sale, as well as resolve on the issuance of non-convertible securities and non-convertible debentures;

XV – decide on the trading of shares or debentures, except for the cases in which the General Shareholders’ Meeting shall deliberate on the matter;

XVI - authorize the disposal of items of the fixed assets, and the creation of encumbrances, and the granting of collaterals for third-party obligations, to the extent set by applicable internal regulations established by Eletrobras to govern the approving authority levels within Eletrobras Companies;

XVII - deciding on making and accepting donations with or without charges, subject to the provisions of the Corporate Integrity Program of Eletrobras companies and the Code of Ethical Conduct and Integrity of Eletrobras Companies, also in compliance with the applicable internal regulations established by Eletrobras to govern the approving authority levels within Eletrobras companies;

XVIII - electing and removing members of the Company’s Executive Board, including the Chairperson, establishing their duties and formally allocating the responsibility for the Compliance and Risk Management departments to its members.

XIX - examining, at any time, the books and records of Eletrobras, and request information on contracts executed or about to be executed and on any other acts;

XX -implementing and supervising risk management, internal control, and compliance systems established to prevent and mitigate major risks to which Eletrobras and its subsidiaries are exposed to, including risks pertaining to the integrity of accounting and financial information, and those relating to corruption and fraud;

XXI – reviewing, at least on a quarterly basis, the balance sheet and other financial statements, without limitation to attributions of the Fiscal Council;

XXII - providing its opinion on the management reports, as well as the accounts of the Executive Board;

XXIII - approving the internal controls reports;

XXIV - electing and dismissing the independent auditors;

XXV – deciding on the appointment, in compliance with the applicable internal rules on the selection, and on the dismissal of holders of positions in the Internal Audit and Ombudsman’s Office, after approval by the Board of Directors;

XXVI - deciding on the tasks and operations of the departments connected to it;

XXVII - deciding on proposals of corrective measures or improvement of procedures and routines as a result of the review of the Ombudsman’s Office's opinion;

XXVIII - approving and maintaining an updated non-binding succession plan which concerns the members of the Board of Directors and Executive Board, provided that the preparation of such plan is coordinated by its Chairperson;

XXIX - setting the core guidelines for the administrative organization of Eletrobras;

XXX - appointing and approving appointments of managers for subsidiaries, invested companies, associations, and foundations, pursuant to Article 3, §§5, 6 and 7 of these Articles of Association;

XXXI – preparing, amending, and approving its Internal Regulations and those of its advisory committees in compliance with the rules on composition and responsibilities set forth in these Articles of Association and in applicable regulations;

XXXII - deciding on the distribution of interim dividends and on the payment of interest on its own capital, by initiative of the Executive Board, pursuant to Art. 48, Item XIII of these Articles of Association;

XXXIII - granting leave of absence to the Company’s CEO, including paid leave;

XXXIV - approving the Eletrobras Companies’ personnel regulation, collective bargaining agreements, employee’s profit sharing program, staff and compensation plan, appointment plan, employee benefits, and employee dismissal program;

XXXV – approving the maximum number of and hiring of personnel by Eletrobras and its subsidiaries;

XXXVI - approving the Strategic Plan and the Business and Management Steering Plan, including the trade and growth strategy and the expansion of investment, as well as the amendments thereto;

XXXVII – approving the annual budget of Eletrobras and of its subsidiaries, which shall be prepared in accordance with the Strategic Plan and the Business and Management Steering Plan, and the Business and Management Plan of each Company;

XXXVIII -approving the Business Performance Goals Contracts – CMDE, by means of which the subsidiaries of the Eletrobras System agree to meet the strategic guidelines provided for therein in order to fulfill the goals and results established by the parent Company, as well as the policy of consequences applied to Eletrobras and its subsidiaries, and thus following its actual compliance;

XXXIX - approving policies and guidelines on transactions and execution of electricity sales agreements of Eletrobras and its subsidiaries, as well as their positioning in lawsuits relating to the Electricity market, subject to the provisions under Item VIII of this Article;

XL – approving the investment projects of Eletrobras and its subsidiaries, to the extent set by the applicable internal regulations established by Eletrobras to govern the approving authority levels within Eletrobras companies;

XLI - approving the transactions policy, in accordance with the requirements of competitiveness, compliance, transparency, fairness and equity, which shall be reviewed at least annually;

XLII - conducting individual and collective evaluation of administrators and members of committees under the terms of the law in force;

XLIII – deciding on the creation, operation and termination of commissions and committees for advisory of the Board of Directors, in order to deepen strategic assessments and ensuring that the decision made by the collegial body is technically well-founded, as well as electing and removing their members, in compliance with applicable laws;

XLIV – approving the internal regulations to govern the appointments for positions in governance bodies of Eletrobras companies, which shall provide for the minimum requirements for appointing members of the Board of Directors, Fiscal Council, and Executive Board, in the companies in which Eletrobras and its subsidiaries hold stock, as well as those of foundations, associations, and pension funds;

XLV - establishing Eletrobras’ information disclosure policy;

XLVI - approving and supervising the fulfillment of goals and specific results to be accomplished by members of the Executive Board;

XLVII - annually reviewing the fulfillment of goals and results pertaining to the execution of the Business and Management Steering and Strategic Plan on a long-term scope;

XLVIII - discussing, approving, and monitoring decisions that concern corporate governance practices, relationship with stakeholders, people management policy, and code of conduct of agents within Eletrobras, as well as the respective guidelines for its subsidiaries;

XLIX – approving the internal regulations to govern the approving authority levels within Eletrobras companies, in addition to establishing the matters and values for its decision-making authority level, and that of the Executive Board;

L – providing opinions on issues to be referred for decision of the shareholders, provided that the inclusion of the item “general matters” in the call notice shall not be permitted;

LI - approving the applicable internal regulations established by Eletrobras to govern the Compliance and Risk Management, dividend and equity interest policies, as well as other general policies of the Company;

LII - approving the sponsorship of the healthcare and supplemental pension benefit plans, and the adhesion to a closed private pension fund, as well as monitoring compliance with the Eletrobras allocation threshold in the payment of such benefits;

LIII - proposing the compensation of managers and members of other Company bodies established under these Articles of Association to the General Shareholders’ Meeting, deciding on the individual compensation and profit and income sharing, within the thresholds approved by the General Shareholders’ Meeting;

LIV - approving PAINT – Annual Internal Audit Activity Plan, and the RAINT – Annual Internal Audit Activity Report, without the attendance of the Company’s CEO;

LVI - establishing a spokesperson policy aiming at eliminating the risk of conflicting information from several departments and from Company executives;

LXII – assessing periodically the strategic, operational, and financial arrangement of the Company’s shareholdings with its corporate purpose;

LVIII - approving waivers, settlements, or arbitration commitments not specified in this Article, in compliance with the rules that govern the Company’s approval levels;

LIX - calling the General Shareholders' Meeting, in the cases provided for in Law No. 6,404, of 1976, or whenever deemed convenient; and

LX - deciding on the cases not covered by these Articles of Association.

Paragraph 1 - The minutes of the Board of Directors' meetings that contain a resolution intended to take effect before third parties will be filed with the Board of Trade and published.

Paragraph 2 - Notwithstanding the assignments of duties established under the internal regulation, the Chairperson of the Board of Directors shall:

I – call and preside over the board's meetings in compliance with these Articles of Association and the internal regulation;

II – coordinate works relating to the succession plans of the members of the Board of Directors and Executive Board, with the assistance of the People, Eligibility, Succession and Compensation Committee; and

III – propose appointments for the advisory committees, including external members, to the Board of Directors.

Article 37 - The Board of Directors shall, in each fiscal year, submit the management report and financial statements for the approval of the Annual General Shareholders’ Meeting, as well as the proposed distribution of dividends and surplus values, attaching its opinion and the opinion of the Audit Committee, pursuant to item XIII of art. 48, and the independent auditors’ certificate.

Article 38 - Should there be vacancy of the Chair of the Board of Directors’, their deputy, elected under the terms of Article 32, Paragraph 4 of these Articles of Association, shall include in the agenda of the Board subsequent election, a proposal for a new Chairperson and deputy.

Article 39 - In case of vacancy of the position of director, the alternate will be appointed by the remaining directors and will serve until the first General Shareholders’ Meeting, in the form of art. 150 of Law 6,404, of 1976.

Paragraph 1 - For the Board of Directors to appoint members to the Board, under the terms of the heading, the People, Eligibility, Succession and Compensation Committee must verify the same eligibility requirements for the election to the General Shareholders' Meeting.

Paragraph 2 - The board member elected to replace the vacant position will complete the term of management of the replaced member.

Paragraph 3 - Should there be vacancy of most positions, a General Shareholders’ Meeting shall be called to carry out new elections.

Paragraph 4 - The role of Board Member is reserved for the elected member and does not allow a temporary replacement or alternate, including the employees' representative. In case of any absences or impediments of any Board member, the collegial body shall convene with the remaining members.

Article 40 - The Board of Directors shall rely on the support of the Audit and Risk Committee, Strategy, Governance, and Sustainability Committee and the People, Eligibility, Succession and Compensation Committee.

Paragraph 1 - The rules of operation of the committees mentioned in the heading of this article shall be provided for in their respective internal regulations.

Paragraph 2 - Eletrobras’ Board of Directors may establish additional duties to the Audit and Risk Committee, and extend its scope and performance to Eletrobras subsidiaries.

Paragraph 3 - The Audit and Risk Committee shall be a permanent body and shall comprise at least 3 (three) members and no more than 5 (five) independent members, according to the independency criteria applicable to the listing segment “Novo Mercado” of Brasil, Bolsa, Balcão S.A. (B3), including external members, whose terms of office will not coincide and are independent from the term of office of the Board of Directors, and shall abide by the conditions imposed under domestic or foreign laws and regulations, including the provisions of the Sarbanes-Oxley Act, and the rules issued by SEC (Securities and Exchange Commission) and NYSE (New York Stock Exchange).

Paragraph 4 - The compensation of the members of the Audit and Risks Committee shall be determined by the Board of Directors.

Paragraph 5 - The term of office of the Audit and Risk Committee members shall be 2 (two) years, which shall not coincide among its other members; and a single reelection is permitted.

Paragraph 6 -Should there be vacancy in the Audit and Risk Committee, the Board of Directors shall elect its successor to start a new term of office.

Paragraph 7 - The position of member of the Audit and Risk Committee is reserved for the elected member and does not admit a temporary replacement. In the case of absences or impediments of any committee member, the collegial body meetings shall be convened with the remaining members, provided at least two members take part in the meeting.

Paragraph 8 - At least one member of the Audit and Risk Committee shall participate in the Board of Directors’ meetings that deal with the interim financial statements, the hiring of independent auditor, and PAINT – the Annual Internal Audit Activity Plan.

Paragraph 9 - The People, Eligibility, Succession and Compensation Committee is responsible for advising the shareholders and the Board of Directors in the appointment, assessment, succession, and compensation processes for managers, fiscal councilors, members of the Audit and Risk Committee, external members of the Strategy, Governance and Sustainability Committee, in addition to other duties assigned to it by the Board of Directors and established in its internal regulation.

Paragraph 10 - The People, Eligibility, Succession and Compensation Committee is responsible for:

I – stating its view in order to help the Board of Directors’ members in appointing the officers and members of the Audit and Risk Committee;

II – assisting the Board of Directors in preparing and overseeing the succession plan for directors; and

III - assisting the Board of Directors in the review of proposals relating to personnel policy and in their supervision.

Paragraph 11 - The committee’s opinions shall be forwarded to the Board of Directors, which shall include, in the management’s proposal for the Shareholders’ Meeting that holds the election of members of the Board of Directors and Fiscal Board on the agenda, its opinion on the eligibility of the persons appointed to legal and regulatory requirements and preclusions, as well as those established under the Article of Incorporation, in the light of self-declaration and documents submitted by such person, and the committee’s statement.

Paragraph 12 - The same procedure described in the previous paragraph shall be followed in the election of officers and members of the Audit and Risks Committee, and the view statement of the Board of Directors shall be included in the minutes of the meeting that includes the election of the members of these bodies on the agenda.

Paragraph 13 - The duties of the People, Eligibility, Succession and Compensation Committee may cover companies in which Eletrobras directly and indirectly holds interest, to the extent decided by the Eletrobras Board of Directors and provided for in its internal regulation.

Paragraph 14 - The People, Eligibility, Succession and Compensation Committee shall consist of 3 to 5 members who participate in the Board of Directors, without additional compensation, and may also have external members with compensation set by the General Shareholders’ Meeting, and subject to the duties and responsibilities referred to in Article 165 of Law No. 6,404, of 1976, holding a term of office of 2 (two) years.

Paragraph 15 - The minutes of the meetings of the People, Eligibility, Succession and Compensation Committee that deal with the analysis of the eligibility of managers and/or fiscal councilors shall be published on the Company’s website, provided that such disclosure shall also be summarized, when other issues of a different nature and of a strategic nature for the Company are also addressed.

Paragraph 16- The restriction referred to in the previous paragraph shall not be imposed upon the control bodies, which shall have full and unrestricted access to the content of the minutes of the People, Eligibility and Succession Committee, pursuant to the transfer of confidentiality rules and the provisions under Law No. 13,709, of 2018 with respect to the handling of personal data.

Paragraph 17- The Strategy, Governance and Sustainability Committee is responsible for advising the Board of Directors in the fulfillment of its responsibilities for guiding and leading the Company, including analyses and recommendations on the definition of strategic guidelines, sustainability practices, and corporate governance practices, in addition to other tasks assigned to it by the Board of Directors, and set forth in internal regulation.

Paragraph 18 - The Strategy, Governance and Sustainability Committee shall consist of 3 to 5 members who are a part of the Board of Directors, without additional compensation, and may also have external members with compensation set by the Shareholders’ Meeting, and subject to the duties and responsibilities referred to in Article 165 of Law No. 6,404, of 1976, holding a term of office of 2 (two) years.

Article 41 - In addition to the committees referred to in the previous Article, the Board of Directors may create other committees to support their decision-making under the terms of Item XLIII of Article 36.

Sole Paragraph - The operation rules of the committees mentioned in the heading of this article shall be provided for in their respective internal regulations, without limitation to applicable laws.

Article 42 - The Internal Audit shall be responsible for:

I – carrying out the auditing activities of an accounting, financial, budgetary, administrative, asset, and operating nature of the Company; and

II - proposing preventive and corrective measures for deviations found;

CHAPTER VII
Executive Board

Article 43 - The Executive Board shall consist of the Chairperson and up to 6 (six) officers, subject to the minimum number of 3 (three) members, all elected by the Board of Directors, with a unified management term of 2 (two) years, with a maximum of 3 (three) consecutive reinstatements being allowed.

Paragraph 1 - The Chairperson of Eletrobras shall not simultaneously hold the positions of President of the Company and Chairman of the Board of Directors.

Paragraph 2 - The Board of Directors may carry out hiring processes, including by means of an independent external consulting firm specializing in the hiring of collaborators, without limitation to the participation of the People, Eligibility, Succession and Compensation Committee, in order to assist it in the election of members for the Executive Board and external members for the committees.

Paragraph 3 - In addition to the provisions contained in these Article of Association, the management acts by the members of the Executive Board is governed by the provisions contained in Law No. 6,404, of 1976.

Article 44 - The Executive Board shall be responsible for the general management of Eletrobras, abiding by the guidelines set by the Board of Directors.

Paragraph 1 - The President and the executive officers may not exercise management, administration or consulting functions in companies connected in any way to the electrical sector, except in companies in which Eletrobras has an equity interest, where they may hold positions in the Board of Directors and Fiscal Council.

Paragraph 2 - A condition for investiture in management positions is the undertaking of commitment with specific goals and results to be achieved, which shall be approved by the Board of Directors.

Article 45 - The members of the Executive Board may not leave the position for more than thirty calendar days, except in the case of vacations or leave of absence, as well as in the cases authorized by the Board of Directors, under penalty of loss of the position.

Paragraph 1 - The grant of leave of absence or license, including paid leave, of up to 30 (thirty) days to the officers shall be the responsibility of the Executive Board, except for the responsibility of the Chief Executive Officer and the provisions of Item XXXIII of Article 36 of these Articles of Association.

Paragraph 2 - In the event of a temporary impediment, or leave, including paid leave, of any of the members of the Executive Board, the Company’s Chief Executive Officer shall appoint a substitute among the other collegial body members, except for the Chief Executive Officer, the deputy of which shall be appointed among the remaining chief officers by the Board of Directors.

Paragraph 3 - Upon definitive vacancy of a position on the Board of Executive Officers, the same criterion as described in Paragraph 2 shall be used for the replacement of the director retiring from the Company until the meeting of the Board of Directors that will decide on the permanent replacement and investiture of the new officer, thus filling the vacant position, for the remaining term to the substituted member.

Paragraph 4 - The Executive Board’s members shall be entitled to 30 (thirty) days of paid leave within one year, which can be accumulated up to a maximum of 2 (two) years, and provided that its conversion into cash and indemnities is not permitted.

Article 46 - The election of the Officer who oversees corporate integrity and risk management shall be preceded by a selection process carried out by an external consulting firm specializing in the selection of executives, without limitation to the participation of the People, Eligibility, Succession and Compensation Committee.

Paragraph 1 - The integrity area may report directly to the Board of Directors in situations of suspected involvement of the President of the Company in irregularities or when he/she fails to take the necessary measures in relation to an irregularity involving him/her.

Paragraph 2 - In the situations mentioned in the previous paragraph, the matter will be discussed without the attendance of the President of the Company.

Article 47- Members of the Executive Board are prohibited from carrying out activities that create a conflict of interest, subject to the form and term established in relevant laws.

Paragraph 1 - After their term of office, the former member of the Executive Board who is in impediment may receive compensation of an indemnity equivalent only to the fixed monthly compensation for the position he/she held, subject to paragraph 2 of this article.

Paragraph 2 - The former member of the Executive Board who returns to the position he/she held in the public or private administration prior to his investiture shall not be entitled to compensation of an indemnity, prior to the end of the period of incapacity, provided a conflict of interest does not arise thereof.

Article 48- In the exercise of its duties, the Executive Board shall particularly:

I – prepare, properly draft, and submit to the Board of Directors the matters that depend on the decision of the Board of Directors, including the core guidelines of Eletrobras’ administrative organization, previously opining on whether there is conflict of interest, except for matters that concern appointments for positions of Executive Board of Eletrobras itself, which shall be submitted to the Board of Directors directly by the Company’s Chief Executive Officer;

II - submit, until the last ordinary meeting of the Board of Directors of the previous year, the business and management master plan for the following financial year, as well as the updated long-term strategy with risk analysis and opportunities for at least the next 5 (five) years;

III - manage Eletrobras and take the appropriate measures to ensure the due execution of the guidelines and resolutions of the Board of Directors and, except for the hypotheses of mandatory submission to the Board of Directors, state its view on acts and approve contracts in compliance with the applicable internal regulations established by Eletrobras to govern the approving authority levels within Eletrobras Companies, including among such efforts or contracts, without limitation, financings to electricity utilities under its control, and the taking out of loans in Brazil or abroad;

IV - set administrative, technical, financial, and accounting standards for Eletrobras;

V – prepare Eletrobras’ budgets in accordance with the strategic plan and the multiyear business and investment plan, and supervise its execution;

VI - approve, in compliance with Article 36, Item XII, the changes in the organizational structure of the boards of Eletrobras and its subsidiaries, including, in the case of Eletrobras, the creation, termination, and operation of committee and commissions that are connected to it;

VII - submit to the approval of the Board of Directors proposals of plans that provide for the hiring, career, access, benefits, and conduct of Eletrobras employees;

VIII - approve the names indicated by the directors to fill the positions directly subordinated to them;

IX - opine on the cases of hiring, recommendation, punishment, transfer and dismissal of employees directly subordinated to the directors;

X - delegate powers to directors to decide, on their own, with respect to matters under the assignment of the Board of Executive Officers;

XI - delegate powers to directors and employees to authorize expenses, establishing limits and conditions;

XII – authorize, pursuant to laws in force, Eletrobras employees to travel abroad, when such travel is related to technical activities or professional development essential to Eletrobras' institutional mission;

XIII - prepare, in each financial year, the Management Report, the financial statements, the distribution of dividends and the payment of interest on shareholders' equity and allocation of surplus values, to be submitted to the Board of Directors and Audit and Risk Committee for review, and to the examination and deliberation of the General Shareholders’ Meeting;

XIV - prepare plans for issuance of convertible bonds and debentures, to be approved by the Board of Directors, which will deliberate or submit to the General Shareholders’ Meeting, as the case may be;

XV - control the activities of subsidiaries;

XVI - approve an Eletrobras’ representative for the Meetings of the companies in which it holds equity, and in associations in which it participates as member, issuing instructions for their performance;

XVII - approve the trading of rights connected to the results of research, development, and innovation of its subsidiaries to the energy industry;

XVIII - establish voting guidelines for all Eletrobras subsidiaries in the Meetings of CCEE – Electric Energy Trading Chamber;

XIX – deliberate on the acquisition, sale or lien of property, in accordance with the guidelines defined in the internal regulations set forth by Eletrobras to govern the approving authority levels within Eletrobras Companies in force;

XX – prepare, amend and approve its Internal Regulations;

XXI - supervise and monitor corporate entities, including Special Purpose Vehicles - SPVs, in which it holds equity, with regard to governance practices, results presented, and control, proportionally to the relevance, materiality, and risks of the business;

XXII – approve Eletrobras’ appointment of fiscal councilors for its subsidiaries, invested companies, associations, and foundations, in addition to the appointments of subsidiaries for management and fiscal bodies of their invested companies, associations, and foundations, in accordance with the approval levels defined in internal regulations prepared by Eletrobras;

XXIII - analyze the results of its businesses and monitor the sustainability of its business activities, strategic risks, and respective mitigation measures, preparing management reports with management indicators;

XXIV - make qualified personnel and an appropriate structure to act as secretary and provide the necessary technical and operational support available to other governance bodies;

XXV - propose the incorporation of subsidiaries, and the acquisition of minority shareholdings to fulfill the Company’s corporate purpose, subject to the applicable legal provisions;

XXVI - decide on matters submitted by any Officer;

XXVII – approve the Company’s quarterly financial information; and

XXVIII - fulfill and enforce these Articles of Association, the resolutions of the Shareholders’ Meeting, and of the Board of Directors, as well as evaluate the recommendations of the Fiscal Council.

CHAPTER VIII

Assignments of Chief Executive Officer

Article 49- Without limitations of other assignments of the Executive Board, the Company’s Chief Executive Officer shall be responsible for:

I - arranging the preparation, management, and monitoring of the Strategic Planning and the Business and Management Master Plan of Eletrobras, as well as supervising the preparation of the Eletrobras companies’ Business and Management Plans, and monitoring their execution;

II - representing Eletrobras, in legal proceedings or otherwise, or before other companies and the public in general, given that he/she may delegate such assignments to any officer, as well as appointing representatives, attorneys-in-fact, agents or proxies, always establishing in a private instrument the extent of the powers delegated;

III – issuing acts pertaining to the hiring, appointment, promotion, transfer, and dismissal of employees, given that he/she may delegate such assignments;

IV - rendering the appointments approved by the Executive Board;

V developing internal regulations to govern the relationship between the Holding and Eletrobras companies with the Company and coordinating press activities, internal communication, events, advertisement, sponsorship, and ceremonies;

VI - along with another director, execute transactions with the financial resources of Eletrobras and to sign acts and contracts, provided that this power may be delegated to the other officers and attorneys-in-fact or employees of Eletrobras, upon approval of the Executive Board;

VII – ratifying, pursuant to the applicable laws, the act of Eletrobras companies that approves for the removal from the country of employees, except as provided for in Article 48, XII of these Articles of Association;

VIII - coordinating the activities of the Executive Board’s members;

IX - keeping the Board of Directors and the Fiscal Council informed of the Company’s activities; and

X – exercising other assignments established by the Board of Directors.

Article 50- Without limitation to other activities assigned to them by the Board of Directors, the Officers have the following assignments:

I – to manage the activities in its area of operation, in compliance with the Strategic Planning, the Business and Management Steering Plan of the Holding, and the Business and Management Plans of the Eletrobras companies;

II – to participate in the meetings of the Executive Board, contributing to the definition of the policies to be followed by the Company and reporting the issues of his/her respective practice area; and

III – to fulfill and enforce the general business guidelines of the Company established by the Board of Directors in the management of his/her practice area.

CHAPTER IX
Fiscal Council

Article 51- The Fiscal Council, which is permanent, shall be comprised of 5 (five) members and their respective alternates, elected by the General Shareholders' Meeting, all Brazilians residing and domiciled in the country, shareholders or non-shareholders, for 2 (two) year terms, for up to 2 (two) consecutive reappointments. At least 1 (one) member and respective alternate shall be appointed separately from the others, pursuant to Art. 161, §4 of Law No. 6.404, of 1976.

Paragraph 1 - Within the period provided for in the heading of this article, the preceding terms of office occurring less than 2 (two) years prior shall be considered.

Paragraph 2 - Once the maximum term provided for in the heading of this Article has been reached, the return of the member of the Fiscal Council can only occur after a period equivalent to one term of office.

Article 52- The investiture in the position of Fiscal Council of Eletrobras shall abide by applicable legal requirements, as well as those provided for in the internal regulations established by the Company to govern appointments for positions in governance bodies of Eletrobras companies, and should always be preceded by an opinion issued by the People, Eligibility, Succession and Compensation Committee.

Paragraph 1 - Whenever an internal regulation established by Eletrobras is intended to impose additional requirements to those set forth in the applicable laws to Fiscal Council members of Eletrobras, such requirements shall be forwarded to the General Shareholders’ Meeting for deliberation by the shareholders.

Paragraph 2 - The members of the Fiscal Council shall be invested in their offices regardless of a term of investiture, as from the date of the respective election.

Paragraph 3 - The monthly compensation due to the members of the Fiscal Council shall be determined by the General Shareholders’ Meeting which appoints such members, provided the total amount shall be limited to [=]% of the compensation allocated to the Executive Board. Payment of profit sharing is forbidden.

Paragraph 4 - The members of the Fiscal Council shall exercise their functions, which may not be delegated, in the sole interest of the Company, and it is considered abusive of to cause damage to the Company, its shareholders or administrators, or to obtain an advantage for themselves or to others to which they are not entitled and that results, or may result, in damages to the Company, its shareholders or administrators.

Paragraph 5 - The hiring of insurance set forth in paragraphs 1 and 4 of Article 30 of these Articles of Association applies to the members of the Fiscal Council.

Paragraph 6 - The limitations set forth in the heading and of the Article 31 and its §§1 and 2 of these Articles of Association shall be applicable to the Fiscal Council.

Article 53- At the first meeting after the election, the Fiscal Council members shall sign the term of adhesion to the Code of Ethics Conduct and Integrity of Eletrobras Companies and the current internal regulations defined by the Company, as well as elect its Chairperson, who shall be responsible for forwarding for assessment of the Company, the opinion and recommendations of the body, recorded in the book of minutes and Opinions of the Fiscal Council.

Paragraph 1 - In the event of vacancy, resignation, impediment, or unjustified absence in two consecutive or three non-consecutive meetings, in the last 12 (twelve) meetings, the member of the Fiscal Council shall be replaced, until the end of the term, by the respective alternate, who shall be entitled to the respective compensation.

Paragraph 2 - The members of the Fiscal Council shall be reimbursed for its expenditure with transportation, meals and accommodation, whenever they live outside the city in which the meeting is held, and, if they reside in the city, only for transportation and meals expenses.

Article 54 - In the exercise of its duties, the Fiscal Council is responsible, without limitation to the powers set forth in the applicable laws, for:

I - supervising, for any of its members, the acts of the managers and checking compliance with their legal and statutory duties;

II - providing their opinion on the annual report of the administration, stating in its opinion the additional information deemed necessary or useful for the decision of the General Shareholders’ Meeting;

III - providing opinion on proposals of the management bodies to be submitted to the General Shareholders’ Meeting regarding the modification of the share capital, issue of debentures or subscription bonuses, investment plans or capital budgets, distribution of dividends, transformation, consolidation, merger or spin-off;

IV - denouncing, through any of its members, to the management bodies and, if they do not take the necessary measures for the protection of the interests of Eletrobras, to the General Shareholders’ Meeting, any errors, fraud or crimes they discover, and suggest useful measures;

V - calling the Annual General Shareholders’ Meeting, if the management bodies delay the call for more than one month, and the Extraordinary Shareholders’ General Meeting, whenever there are serious or urgent reasons, including on the agenda of the Shareholders’ Meetings such matters as they deem necessary;

VI - reviewing, at least on a quarterly basis, the balance sheet and other financial statements, periodically prepared by Eletrobras;

VII - reviewing the financial statements of the accounting year, and commenting on them;

VIII – carrying out the assignments provided for in Items I to VII, in the case of liquidation of Eletrobras;

IX – reviewing RAINT – Annual Internal Audit Activity Report, and PAINT – the Annual Internal Audit Plan;

X – at least once a year, conducting a performance appraisal of its members and of members of the Fiscal Council, as a collective body, under the terms of the applicable laws;

XI – preparing, amending, and approving its internal regulations;

XII - monitoring equity, financial and budgetary executions, with powers to examine books, any other documents and request additional information;

XIII - overseeing compliance with Eletrobras’ participation limit in the funding of health care and complementary pension benefits; and

XIV - providing, whenever requested, information on matters within its responsibility to the shareholder, or group of shareholders, who represent at least 1% (one percent) of the Company’s capital stock.

Paragraph 1 -The management bodies shall, by means of a written communication, make copies of the minutes of their meetings available to the members of the Fiscal Council within ten days and, within fifteen days of their receipt, copies of the balance sheets and financial statements, prepared from time to time, and budget execution reports.

Paragraph 2 - The members of the Fiscal Council shall attend the meetings of the Board of Directors or of the Executive Board, in which they decide on the matters which they should comment on (Items II, III and VII of this Article).

Article 55- The Fiscal Council shall meet ordinarily once a month and, extraordinarily, whenever summoned by the Chairperson of the Collegial Board.

Sole Paragraph - The meetings held by the Fiscal Council shall abide by the provisions under Article 29 of these Articles of Association, in compliance with the minimum quorum of 3 (three) directors for the meeting and approval of issues of its competence.

CHAPTER X

Accounting Year and Financial Statements

Article 56- The fiscal year shall coincide with the calendar year, beginning on January 1 and ending on December 31 of each year, and shall comply with respect to the financial statements, with the provisions of the Federal laws on electric energy, the laws on public companies and which these Articles of Association.

Paragraph 1 - In each fiscal year, a dividend distribution at least 25% (twenty-five percent) of the net income, adjusted according to applicable laws, shall be mandatory, subject to the Dividend Distribution Policy.

Paragraph 2 - The amounts of dividends and interest paid or credited as compensation on shareholders' equity, due to shareholders will be subject to financial charges, from the end of the fiscal year up to the day of effective payment or collection, without limitation to the incidence of Interest, when such payment is not made on the date set by the General Shareholders’ Meeting.

Paragraph 3 - The amount of interest, paid or credited, as interest on capital, pursuant to art. 9, Paragraph 7 of Law No. 9,249, of 1995, and of the pertinent laws and regulations, may be allocated to the holders of common shares and the minimum annual dividend of the preferred shares, integrating such amount to the amount of the dividends distributed by Eletrobras for all legal purposes.

Article 57- The General Shareholders’ Meeting shall allocate, in addition to the legal reserve, calculated on the net profit for the year:

I – 1% (one percent) as a reserve for studies and projects, intended to cover studies and projects of technical-economic feasibility of the electric energy sector, whose accumulated balance may not exceed two per cent of the paid-in capital stock; and

II – 50% (fifty percent), as an investment reserve, intended to be invested in the investments of public electricity utility concessionaires, whose accumulated balance may not exceed seventy-five percent of the paid-in capital stock.

Article 58- The Annual General Shareholders’ Meeting shall allocate annually the amount corresponding to up to 1% (one per cent) calculated on the net profits of the fiscal year, observing the limit of 1% (one per cent) of the paid-in capital stock, to cover the provision of social assistance to its employees, in accordance with plans approved by the Board of Executive Officers.

Article 59- Eletrobras shall allocate on a yearly basis, from its own budget, at least 0.5% (one half percent) of the paid-in capital as of the closing of the immediately preceding financial year, stated in the budget, for use in technological development programs.

Article 60- The right to file a lawsuit that has as its subject to claim the payment of dividends reaches it statute of limitations within 3 (three) years, which, if not timely claimed, will revert to the benefit of Eletrobras.

CHAPTER XI
Employees

Article 61- After the end of each financial year of Eletrobras, and once accumulated losses are deducted and the provision for income tax and earnings of any nature is made, employees will be entitled to participate in profits, subject to the rules contained in the employment contracts, agreements and collective bargaining executed by it.

Article 62- Eletrobras shall provide healthcare and offer supplementary pension plans to its employees, under the terms and conditions approved by the Board of Directors.

CHAPTER XII
General

Article 63- The Internal Audit, the Ombudsman’s Office and the Governance Department shall be directly connected to the Board of Directors.

Article 64- The organizational units connected to Eletrobras’ Board of Directors and Executive Boards may operate in a unified manner in all subsidiaries, under the terms and to the extent that they may be approved by the Eletrobras’ Board of Directors.

Sole Paragraph - The performance assessment methodology relating to the representatives of Eletrobras companies in investees may take into account the degree of compliance with requests for information made by the Eletrobras’ Ombudsman’s Office and Internal Audit.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 14, 2022

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.